Exhibit 99.1

Interim Report

(For the period from January 1, 2004 through June 30, 2004)

To: The Financial Supervisory Commission of Korea

Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (“the Company”, “Hanaro” or “we”) is submitting this interim report.

August 13, 2004

Representative Director & CEO :	Dr. Yoon Chang-bun
Head Office :	43, Taepyeongno 2-ga, Jung-gu Seoul, Korea 100-733 (Tel.) 82-2-6266-5000
Person in Charge:	Ms Janice Lee, Chief Financial Officer (Tel.) 82-2-6266-2300

     This is an English-language summary of the Company’s interim report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The unaudited interim financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won (“KRW” or “Won”).

Forward-Looking Statements

     This interim report to the Financial Supervisory Commission of Korea contains “forward-looking statements” that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” and similar expressions. Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

Table of Contents

I.	Company Information	8
II.	Business	19
III.	Financial Information	44
IV.	Opinion of Independent Auditors	80
V.	Governance Structure and Status of Affiliates	83
VI.	Information Regarding Shares and Shareholders	97
VII.	Information on Directors, Officers & Employees	101
VIII.	Transactions with Related Parties	104
IX.	Notes to Financial Statements	107
X.	Other Required Articles	111

I. Company Information

1. Company Objectives

A)	Scope of Business

—	Provide broadband internet access services;

—	Provide local, long distance telephony and international telephony services;

—	Lease telecommunications lines and facilities related thereto;

—	Establish, own and operate telecommunication networks;

—	Manufacture, sell and supply equipment and/or machines incidental or conducive to telecommunication business;

—	Research and develop technologies related to telecommunications;

—	Initiate the future communication industries, new media business and the related there under;

—	Undertake any overseas activities, for any of the objectives set forth in the foregoing items;

—	Lease real estates, and facilities thereof;

—	Perform any activities/or business mandated by laws and regulations applicable to telecommunication activities; and

—	Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives.

B)	Proposed Future Business

•	On September 12, 2002, the Company’s Board of Directors passed a resolution on application for the license of long distance and international telephony services. On January 28, 2003, the Company was awarded the license and launched its commercial services as of July 1, 2004.

2. History of the Company

A)	Major changes

• Date of establishment:	September 26, 1997
• Address of head office:	43, Taepyeongno 2-ga, Jung-gu, Seoul, Korea 100-733.
• Status on head office and branches

Name	Place	Important Business Activities
Head Office	Seoul	Overall management
Southern Capital Area Branch	Seoul	- Sales and promotion activities
Northern Capital Area Branch	Seoul	- Sales planning and management
Metropolitan North Branch	Kyunggi	- Installation, operation and management of telecommunications facilities
Metropolitan South Branch	Kyunggi	- Building telecommunications infrastructure
Busan Branch	Busan	- Asset management and general administration
Chungchung Branch	Taejeon
Kyungbuk Branch	Taegu
Honam Branch	Kwangju

•	Major Changes in Board of Directors

Date of change	Before change	After change	Remarks
Nov. 18, 2003*	Yoon Chang-bun (Representative Director and CEO)	Yoon Chang-bun (Representative Director and CEO)	—
	Lee In-haeng (Representative Director and Deputy CEO)	—	Resigned
	Kim Jin-duck (Director)	—	Resigned
	Nam Young-woo (Director)	Nam Young-woo (Director)	—
	Hong Soon-ho (Director)	Hong Soon-ho (Director)	—
	—	Wilfried Kaffenberger (Director)	Newly appointed
	—	David Yeung (Director)	Newly appointed
	Kim Shin-bae (Outside Director)	Kim Shin-bae (Outside Director)	—
	Park Sung-kyou (Outside Director, Audit Committee member)	Park Sung-kyou (Outside Director, Audit Committee member)	Re-appointed after resignation
	Kim Sun-woo (Outside Director, Audit Committee member)	Kim Sun-woo (Outside Director, Audit Committee member)	Re-appointed after resignation
	Suh Sa-hyun (Outside Director)	—	Resigned
	Park Hang-ku (Outside Director)	—	Resigned
	Kim Yong-hwan (Outside Director, Audit Committee member)	—	Resigned
	Lee Woong-hae (Outside Director, Audit Committee member)	—	Resigned
	—	Paul Chen (Outside Director)	Newly appointed
	—	Park Byung-moo (Outside Director)	Newly appointed
	—	Choi Kyung-joon (Outside Director, Audit Committee member)	Newly appointed

*	The date of changes is the date of completion of the placement of shares to the foreign investors approved by a shareholders’ resolution at an extraordinary general meeting on Oct. 21, 2003.

•	Changes in the Largest Shareholder

—	From the date of its inception to December 8, 1999: Dacom Corporation

—	From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd. and its affiliated company

—	From January 3, 2000 to November 18, 2003: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korea Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation’s stake in the Company includes the shares owned by other affiliates of the LG group).

—	Since November 18, 2003, AIF II NT, Ltd. and AOF NT, Ltd. became the largest shareholders after acquiring 13.67% of our common shares

•	Major changes in the Company objectives

Before	After	Remarks
Lease of real estates and related facilities	Lease of communication bureau buildings, and facilities incidental to telecommunications business	The Articles of Incorporation were amended at the Annual General Meeting of Shareholders (“AGM”) held on March 30, 1998.
Advertising and publishing business	(Deleted)
Provision of local telephony services	Provision of broadband Internet access services Provision of local, long-distance and international telephony services	The Articles of Incorporation were amended at the AGM held on March 26, 2004
Penetration of the future telecommunication industries	Future telecommunication business, new broadcasting business and related businesses
Lease of communication bureau buildings, and facilities thereof, incidental to telecommunications business	Lease real estates and facilities thereof

•	Other major events

Date	Changes
Sep. 1997	First general meeting of shareholders convened
Feb. 1998	Secured telephone codes for providing local telephony services
Feb. 1998	Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down- and up-stream
Jun. 1998	Registered as a special service provider (Internet phone, etc.)
Oct. 1998	Launched broadband Internet access services through CATV
Apr. 1999	Launched local telephony services and broadband Internet access services in four major cities
Dec. 1999	Obtained perpetual license to provide value-added call as well as domestic and international long-distance telephony services
Mar. 2000	Listed 24 million ADRs on NASDAQ
May 2000	Opened Internet Data Center, N-GENE
May 2000	Launched intelligent network service (i.e. toll-free service)
July 2000	Launched commercial LMDS service
Feb. 2002	Launched commercial Hanafos Anyway (Wireless LAN) service
Oct. 2002	Launched low basic fee telephone service for residential subscriber
Jan. 2003	Obtained license of long-distance/international call services

Date	Changes
Aug. 2003	Appointed the Representative Director and Chief Executive Officer of the Company
Nov. 2003	7th increase in capital (paid-in capital after increase: Won 2.3 trillion)
Jul. 2004	Launched long-distance/international call services

•	Transfer and Acquisition of Businesses

—	Dreamx.net, Inc.

•	The Company transferred Hananet’s businesses including portal, EC and its cyber education business, etc. to Dreamx.net, the Company’s affiliate, to strengthen the e-Biz business.

•	Resolution date : February 19, 2002 (date of board resolution)

•	Counterpart : Dreamx.net

•	Acquisition date : February 28, 2002

•	Effects of the transfer : decrease in assets by KRW 320 million, revenues by KRW 27.8 billion and costs by KRW 49.9 billion

•	Others: Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

*	DreamX.net changed its name to Hanarodream.

—	Dreamline Co.

•	The basic contract dated on September 26, 2003 for the acquisition of Dreamline’s broadband Internet business in Suwon, Osan, Byung-jom, and Gunpo was terminated on February 5, 2004. The Company filed a corporate disclosure on the above February 6, 2004 in Korea.

—	GS Digital Broadcasting Co., Ltd .

•	The Company took over the broadband Internet business of GS Digital Broadcasting to establish stable foundation for broadband Internet service and strengthen competitiveness in Gangseo-gu .

•	Resolution date : March 12, 2004 (at the 3rd Investment Committee Meeting in the year 2004)

•	Counterpart : GS Digital Broadcasting Co. Ltd.

•	Acquisition date : April 1, 2004

•	Subject : Broadband subscribers and others at KRW 4.2 billion.

•	Others: Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

—	Damul Telecom

: The Company took over the broadband Internet business of Damul Telecom to establish stable foundation for broadband Internet service and strengthen competitiveness in Suwon-si, Sanbon-dong and Suji-eup.

•	Resolution Date : May 31, 2004. (internally approved)

•	Counterpart: Damul Telecom

•	Acquisition date : June 1, 2004

•	Details : The Company took over the broadband subscribers of Damul Telecom and commissioned Damul Telecom to be in charge of the Company’s Bundang Customer Center.

•	Others : Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

—	Busan Joong-Ang Cable TV, Inc.

: The Company took over the broadband Internet business of Busan Joong-Ang Cable TV, Inc. to establish stable foundation for broadband Internet service and strengthen competitiveness in Busanjin-gu.

•	Resolution Date : July 12, 2004. (internally approved)

•	Counterpart : Busan Joong-Ang Cable TV, Inc.

•	Acquisition date : July 1. 2004

•	Subject : Broadband subscribers and others at KRW 893 million

•	Others : Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

—	TCN Shin La Broadcasting Co., Ltd.

: The Company took over the broadband Internet business of TCN Shin La Broadcasting Co., Ltd. to establish stable foundation for broadband service and strengthen competitiveness in Gyeongsan-si, Gyeongsangbuk-do.

•	Resolution Date : July 9, 2004. (internally approved)

•	Counterpart : TCN Shin La Broadcasting Co., Ltd.

•	Acquisition date : July 1. 2004

•	Subject : Broadband subscribers and others at KRW 972 million

•	Others : Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

—	Youngchun Broadcasting, Inc.

: The Company took over the broadband Internet business of Youngchun Broadcasting Inc. to establish stable foundation for broadband service and strengthen competitiveness in Yeongcheon-si, Gyeongsangbuk-do.

•	Resolution Date : July 9, 2004. (internally approved)

•	Counterpart : Youngchun Broadcasting, Inc.

•	Acquisition date : July 1. 2004

•	Subject : Broadband subscribers and others at KRW 231 million

•	Others : Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

•	Major telecommunications facilities acquired by the Company

(Unit: KRW million)

Description	Item	Date of Acquisition	Acquisition Amount
Switches	Telephone Switch	Mar. 04	2,335
	Telephone Switch	Mar. 04	1,034
	Routers, etc.	May. 04	1,651
	Routers, etc.	Jun. 04	1,951
	Telephone Switch	Jun. 04	1,430
Network facilities	VDSL	Feb. 04	2,354
	HFC-VDSL	Mar. 04	2,724
	VDSL	Apr. 04	3,886

Description	Item	Date of Acquisition	Acquisition Amount
	VDSL	Apr. 04	1,074
	VDSL	Apr. 04	1,107
	CMTS	Apr. 04	5,800
	HFC-VDSL	May. 04	3,854
	CMTS	Jun. 04	3,643
Terminal equipment	HFC-VoIPModem	Mar. 04	1,721
	HFC-VoIPModem	Jun. 04	1,937

•	Events of importance in relation to business activities

See “Other major events” on page 7.

B)	Designated as an enterprise group

•	Name of the group : Hanaro Telecom

•	Company History

—	Sep ’97: Established Hanaro Telecom, Inc.

—	Feb ’98: Established Hanaro Realty Development & Management Co., Ltd.

—	Oct ’98: Established Hanaro Customer Service, Inc.

—	Jan ’00: Acquisition of Hanaro Web(n)TV Co., Ltd.

—	Mar ’00: Acquisition of M-commerce Co., Ltd.

—	Mar ’00: Established Hanaro Interdesk Co., Ltd.

—	July ’00: Established Hanaro Technologies, Inc.

—	Apr. ’01: Designated as an “enterprise group”

—	Dec ’01: Acquisition of controlling stake in Dreamline Co., Ltd.

—	Jan ’02: A merger between Hanaro Customer Service, Inc. and Hanaro Interdesk Co., Ltd. (The name of the merged corporation is Hanaro T&I, Inc.)

—	Feb ’02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and Dreamx.net Co., Ltd. as Hanaro Telecom’s affiliated companies.

—	(Dreamx.net Inc. changed its name to HanaroDream Corp.)

—	Nov. ’02: Hanaro Technologies, Inc. excluded from Hanaro Telecom’s affiliated company.

—	Dec. ’02: Fair Trade Commission of Korea approved Korea Digital Cable Media Center as Hanaro Telecom’s affiliated company.

—	Jul. ’03: Fair Trade Commission of Korea approved the exclusion of Korea Digital Cable Media Center from the group of Hanaro’s affiliated companies.

—	Mar. ’04: Fair Trade Commission of Korea approved the exclusion of Dreamline Co., Ltd from the group of Hanaro’s affiliated companies.

—	Mar. ’04: Fair Trade Commission of Korea approved the exclusion of HanaroDream Corp from the group of Hanaro’s affiliated companies.

—	Apr. ’04: Fair Trade Commission of Korea approved the exclusion of M-Commerce Co., Ltd. from the group of Hanaro’s affiliated companies.

•	Status on Hanaro Telecom’s affiliated companies

—	Hanaro Telecom, Inc. (Listed)

—	Hanaro Web(n)TV Co., Ltd (Not listed)

—	Hanaro Realty Development & Management Co., Ltd (Not listed)

—	Hanaro Telephone & Internet Information, Inc (Not listed)

•	Regulation

—	Designation of enterprise groups subject to limitations on cross shareholdings and debt guarantees pursuant to the relevant law, “Monopoly Regulation and Fair Trade Act”

•	Designated on April 1, 2004 (initially on April 1. 2001)

•	Summary of regulations :

The companies designated as an enterprise group are prohibited from

	•	cross shareholding with their affiliates

	•	issuing debt guarantees in favor of their domestic affiliates

They are obliged to

	•	have their large-scale internal trading be approved at board meetings and publicly disclose them

	•	report the status of stock-holding and debt guarantees

3. Changes in paid-in capital

A)	Changes in paid-in capital

[The table below summarizes more detailed disclosure in the original interim report in Korean. Details on method of allocation of shares and the ratio of capital increase in paid-in capital have not been translated.]

(Unit: share, KRW billion)

		Changes in paid-in Capital
			Number of Shares	Par Value	Offering Price	Cumulative Paid-in
Date	Offering Type	Kind of Shares	Issued	(KRW)	(KRW)	Capital
1997.9.26	Initial Shares	Common Stock	120,082,200	5,000	5,000	600.4
1998.1.22	Right Issue	Common Stock	19,917,800	5,000	5,000	700.0
1998.10.2	Right Issue	Common Stock	44,012,222	5,000	5,800	920.0
1999.8.5.	Right Issue	Common Stock	55,987,778	5,000	11,800	1,200.0
2000.4.4.	Issue of ADR	Common Stock	24,000,000	5,000	17,235	1,320.0
2002.3.20	Exercise of warrants	Common Stock	2,990,394	5,000	5,000	1,335.0
2002.3.22	Exercise of warrants	Common Stock	4,226,094	5,000	5,000	1,356.1
2002.3.27	Exercise of warrants	Common Stock	2,718,540	5,000	5,000	1,369.7
2002.3.28	Exercise of warrants	Common Stock	3,286,962	5,000	5,000	1,386.1
2002.3.29	Exercise of warrants	Common Stock	2,100,690	5,000	5,000	1,396.6
2003.11.18	Private placement	Common Stock	182,812,500	5,000	3,200	2,310.7

B)	Expected changes in capital

•	Issuance of the 13th non-registered, non-guaranteed Bonds with Warrants

—	Date of Board Resolution for issuance : February 16, 2001

—	Specifics of expected changes

•	Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006

•	On March 6, 2002, the put option was exercised and the US$100,000,000 bonds were paid in full

•	As of August 13, 2004, 15,322,680 common shares have been issued upon exercise of warrants.

•	As of August 13, 2004, the number of shares to be issued upon the exercise of warrants is 9,391,320, of which value is equivalent to KRW 46,957 million of capital increase

•	Exercise price: KRW5,000

•	Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001

•	Issuance of the 18th non-registered, non-guaranteed Bonds with Warrants

—	Date of Board Resolution for issuance : February 19, 2002

—	Specifics of expected changes

•	Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007

•	As of August 13, 2004, number of shares to be issued upon the exercise of warrants: 3,963,600

•	As of August 13, 2004, the expected amount of capital increase upon the exercise of warrants: KRW19,818 million

•	First adjustment to Exercise price from KRW7,388 to KRW 5,977/share on May 27, 2002

•	Second adjustment to Exercise price from KRW5,977 to KRW 5,000/share on August 26, 2002

C)	Bonds with Warrants

(Unit : share, KRW million)

	13th Zero coupon	18th Zero coupon
	bonds	bonds	Total
Date of issuance	March 6, 2001	February 26, 2002	—
Total face value	123,570	132,120	255,690
Type of offering	Public offering	Public offering	—
Exercise period	Jun. 6, 2001-Feb. 6, 2006	May. 26, 2002-Jan. 26. 2007	—
Exercise price	KRW 5,000	KRW 5,000	—
Type of shares to be issued	Registered common stock	Registered common stock	—
Amount of exercised warrants	123,570	132,120	255,690
Shares issued upon exercise of warrants	15,322,680	—	15,322,680
Amount of remaining warrants	—	—	—
Number of shares to be issued upon exercise	9,391,320	3,963,600	13,354,920

Note 1)	The 13th Zero coupon bonds were repaid on March 6, 2002 and warrants to subscribe for 9,391,320 shares are outstanding. The 18th zero coupon bonds were repaid on September

2, 2003, and warrants to subscribe for 3,963,600 shares are outstanding.

4. Number of shares issued (As of Aug 13, 2004)

A)	Total number of shares issued

(Unit: share)

Number of authorized shares	Number of shares issued and outstanding
700,000,000	462,135,180

B)	Descriptions of the shares issued and outstanding

(Unit: share, KRW thousand)

	Number of shares	Amount of paid-in
Type	outstanding	capital	Remark
Registered Common Stock	462,135,180	2,310,675,900	Par value:
			KRW5,000/ share

C)	Stock options

The Company granted stock purchase options to its officers and employees through a resolution of a general meeting of shareholders held in 1999 & 2000.

(Unit: share)

	Share type for the option	Number of option	Outstanding
Officers	Common Stock	394,608	394,608
Employees	Common Stock	1,326,545	1,326,545

Total		1,721,153	1,721,153

Note 1)	The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

Note 2)	The decrease in the total number of outstanding option is due to resignation of some employees.

D)	Employee share scheme (Employees Stock Ownership Association)

(Unit: share)

Type	Beginning of 2004	Changes	As of June 30, 2004
Common Stock	1,490,892	-2,794	1,488,098

Total	1,490,892	-2,794	1,488,098

5. Voting Rights (As of August 13, 2004)

(Unit: share)

Description	Number of shares
1. Shares with voting right (one vote for each share)	462,135,180

a. Total outstanding shares	462,135,180
2. Shares with restricted voting right	95,048,029
3. Shares with unrestricted voting right	367,087,151

A)	Pursuant to Article 191-11 of the Korean Securities and Exchange Act, the shares with restricted voting right are restricted with respect to voting on the appointment and dismissal of the audit committee members (outside directors) by the largest shareholders. As of August 13, 2004, the total number of such shares was 13,864,055, which accounted for 3% of the total outstanding shares. Details of the restriction are as following.

Name of Shareholder	Number of shares owned	Number of shares in excess of 3%
Newbridge Asia HT, L.P.	49,535,799	35,671,744
AIF II NT, Ltd.	38,456,250	24,592,195
AOF NT, Ltd.	24,721,875	10,857,820
United Classic Investments Ltd.	20,392,746	6,528,691
SK Telecom	22,090,000	8,225,945
Dacom	16,056,150	2,192,095

Total	171,252,820	88,068,490

B)	As of October 8, 2002, Fair Trade Commission of Korea limited the voting right of the following shareholders:

Shareholder	Number of shares owned	Number of shares without voting rights	Shareholding (%)
Hyundai Elevator	1,570,000	1,570,000	0.34
SK Engineering and Construction	258,752	258,752	0.06

Total	1,828,752	1,828,752	0.40

6. Dividend

[Par value : KRW 5,000]

Description	2003	2002	2001	2000	1999
Net Income (KRW million)	-165,336	-123,140	-244,113	-299,118	-70,901
EPS (KRW)	-515	-413	-925	-1,160	-343
Payout Ratio (KRW)	—	—	—	—	—
Net Asset per Share (KRW)	3,805	4,921	5,414	6,330	6,549
Ordinary Income per Share (KRW)	-515	-413	-925	-1,160	-343

II. Business

1. Introduction

A)	Current status of the industry

•	Characteristics of the industry

The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, long-distance and international telephony services.

Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency through competition. As a result, recent trends have been characterized by rapid privatization and liberalization.

In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line communications services and upgrading local loops is one of the most important tasks in building a knowledge-based information society.

In the 1980s, Korea Telecom (“KT”) had a monopoly over the domestic voice business, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991, and in June 1997, the Ministry of Information and Communication of Republic of Korea (“the MIC”) awarded a second license to the Company to provide nationwide local telephony services. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market was opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and the Internet-based information services based on the Internet are proliferating.

Going forward, the telecommunications industry is expected to experience the substitution of wireline services by wireless offerings and convergence of wireline and wireless services, thereby increasing substantial demand for the wireline and wireless data communications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly due to a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. On the other hand, broadband Internet access services market of ADSL and cable modem (HFC) had experienced rapid growth up until early 2003. However, as the market reached its maturity, the growth has slowed down.

As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, not to mention the wireless voice communications, exchange of information through the wireless Internet access.

<Major Telecommunications Service Providers in Korea>

Service	Number of Service Provider	Name of Service Provider
Local Telephony Service	2	Hanaro Telecom, KT
Long Distance Telephony Service	4	Hanaro Telecom, KT, Dacom, Onse Telecom
International Telephony Service	4	Hanaro Telecom, KT, Dacom, Onse Telecom
Mobile Service	1	SK Telecom
PCS Service	2	KTF, LG Telecom

The characteristics and changes of Korea’s telecommunications industry can be summarized as follows:

—	Broadband Internet and wireless communications services are leading the change in Korea’s telecommunications industry.

•	Due to the increasing Internet use, demand for data traffic has increased significantly.

•	A dramatic growth of the mobile phone market precipitated the era of personal mobile communications.

*	As of June 2004, the number of mobile subscribers reached approximately 3.5 million. (Source: the MIC)

—	Integration of communications and broadcasting services

•	Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video imagery.

*	In the case of local loops, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL)

•	The barriers between communications and broadcasting services will disappear and communications and broadcasting services will be provided through the same networks.

—	Integration of wireline and wireless communications

•	Wireless broadband Internet services can be provided through the 2.3GHz frequency.

•	Multiple services can be provided over the same networks, and whether a service provider owns the network facilities will decide the significance of its presence in the market in the future.

—	Liberalization and globalization of the communications market

•	Since Korea’s entrance into the World Trade Organization, global competition transcending national borders has intensified further.

•	Numerous business partnerships and alliances have been formed among communications service providers globally while alliances, mergers and acquisitions are seen everywhere in the industry.

*	They pursue to strengthen their competitiveness by achieving economy of scale and scope.

—	Cost reduction and development of new technology

•	Due to continued competition, efforts to develop new technologies and new services are accelerating.

•	Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

•	Growth prospect of the industry

Growth, competition and privatization are the buzzwords of today’s communications market. The communications industry is the fastest growing industry and in 2003, it recorded revenues of KRW208.8 trillion from KRW188.0 trillion in 2002. The growth is expected to continue and record KRW372.7 trillion by 2008. (Source: Korea Information Strategy Development Institute, “the KISDI”)

<Telecom Industry Revenue Forecast>

(Unit: KRW trillion, %)

							Average
	2003	2004	2005	2006	2007	2008	Growth
Services	43.2	45.9	48.6	50.9	53.3	55.4	5.1
Equipments	145.8	167.7	196.3	223.6	254.1	281.1	14.0
Software	19.8	21.7	24.3	27.7	31.6	36.1	12.8

Total	208.8	235.3	269.2	302.2	339.0	372.7	12.3

Growth Rate	11.0	12.7	14.4	12.3	12.2	9.9

(Source: the KISDI)

The network services market was estimated to be around KRW28.2 trillion in 2003. The market is expected to grow at an average annual growth rate of 3.0% and reach KRW32.6 trillion in 2008. (Source: the KISDI)

•	Growth potential of the industry

—	After experiencing rapid growth during the 1970s and 1980s, Korea’s basic communications industry continues to be on a stable growth curve. The value-added service industry, which is in a relatively early growth stage, is expected to experience further growth.

—	The monopoly in the telecommunications market has been lifted, thus paving a way for domestic competition. We expect to see a decrease in the churning of residential voice subscribers and an increase in the number of corporate subscribers, as the economy grows in the foreseeable future. At the end of 2003, the voice telephony penetration rate in Korea stood at 48.5% and the figure is expected to reach 48.0% by 2008. It represents a cumulative annual growth rate (CAGR) of 0.3%. (Source: the MIC, the KISDI)

—	Due to the increase in the disposable income and customers’ needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled since 1990 on a yearly basis. As the mobile communications market reached its maturity toward the end of 2003, the growth prospect appears to be limited.

—	Meanwhile, due to the fast growth of the Internet market and proliferation of electronic commerce, the information era has arrived and the value-added communications market anticipates experiencing an annual average growth rate of over 8.2% over the 2003~2008 period. However, the value-added communications service market can grow to its fullest extent only when the backbone networks, which are the essential infrastructure for providing such services, become fully upgraded and modernized. (Source: the KISDI).

<Forecast for the Telecommunication Market in Korea>

(Unit: KRW billion, %)

Description	2003	2004	2005	2006	2007	2008	Average Growth Rate
Network Services	28,168.4	29,360.5	30,429.0	31,267.8	32,054.1	32,574.0	3.0
Special Services	1,545.6	1,778.2	1,988.0	2,203.6	2,361.6	2,462.9	9.8
Value-added Services	3,329.0	3,630.0	3,936.0	4,191.4	4,530.5	4,938.6	8.2
Broadcasting	10,173.5	11,154.6	12,221.3	13,265.1	14,330.7	15,459.3	8.7

Total	43,216.5	45,923.3	48,574.3	50,927.9	53,276.9	55,434.8	5.1

Growth Rate	3.5	6.3	5.8	4.8	4.6	4.1

(Source: the KISDI)

<Forecast for Revenues in the Network Services Market>

(Unit: KRW billion, %)

Description	2003	2004	2005	2006	2007	2008	Average Growth Rate
Fixed Line	12,485.6	12,897.2	13,310.8	13,625.7	13,995.6	14,218.4	2.6
Wireless	15,682.8	16,463.3	17,118.2	17,642.1	18,058.5	18,355.6	3.2

Total	28,168.4	29,360.5	30,429.0	31,267.8	32,054.1	32,574.0	3.0

Growth Rate	0.6	4.2	3.6	2.8	2.5	1.6

(Source: the KISDI)

•	Growth potential of data communications market including Internet services

—	As the Internet services position itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is quickly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary factor attributing to the rapid expansion of the data communications market.

—	In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 200 percent. In 2002, by achieving an astounding growth rate of approximately 10%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

—	Meanwhile, the number of broadband Internet subscribers in Korea is expected to grow by an average of about 3.2% from 2003 to 2008. (Source: The KISDI)

<Broadband Internet Subscriber Forecast>

(Unit: thousand subscribers, %)

Description	2003	2004	2005	2006	2007	2008
Subscribers	12,089	13,056	13,611	14,078	14,278	14,160
Growth rate (%)	14.8	8.0	4.3	3.4	1.4	-0.8

(Source: the KISDI)

•	Special features of changes in economic conditions

Due to the recent expansion of the communications market, the local telephony service market has reached the maturity stage and the local telephony service market is only slightly affected by general economic conditions. However, the Internet-related services have been affected by changes in market conditions.

•	Competition factors

Business	Competition	Competitor	Entry Barrier	Factors
Local Telephony Service	Monopoly with KT	KT	License from the MIC	Quality, Price, Advertisement
High Speed Data Access Service	Oligopoly	KT, Thrunet and others	Report to the MIC	Quality, Speed, Price

•	Special features in procurement

Until recently, most of the state-of-the-art telecommunications equipments had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a substantial cost reduction. In terms of human resources, an increasing number of telecommunications experts is becoming available, as the telecommunications industry develops.

•	Relevant laws and regulations

Framework Act on Telecommunications (Previously: Telecommunications Basic Law) , Telecommunications Business Act

B)	Current Status of the Company

•	Business environment and portfolio

—	Current Business Outlook

• Overview

In 2003, public consumption was depressed by a number of factors including reduced capital investments by corporations, the stand-off in Iraq and North Korea, and the anticipation of a long-term depression in world economy. In spite of these conditions, Korea achieved a slight economic growth, helped by a recovery in export in several business areas such as semiconductor and automobile business. Moreover, in the domestic telecom industry, there was a dramatic slowdown in the growth of the number of broadband subscribers and the frozen market size along with the sluggish wired/mobile telephone business, and a radical change in business area, on the other hand, due to the fierce competition between telecom players without future core growth engine, the monopoly of a big player has deepened and it brought great changes in the telecommunication business area.

The Company has been offering services in 82 cities and 50 districts nationwide and attracted 3.9 million subscribers in total which included 2.78 million broadband subscriber lines and 1.11 million voice subscriber lines as of the end of June 2004. Revenues for the first half of 2004 were KRW 712.4 billion, up 5.77% year-on-year. By continually improving its operational efficiencies, the Company achieved operating profit of KRW 65.9 billion for the first half of 2004, which is a 465% year-on-year growth. Furthermore, with KRW 9.8 billion in accumulated 1H net profits, the Company further visualized its prospect for meeting its annual goal of generating net income this year.

Furthermore, Hanaro won first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 4 consecutive years, and first place in the National Customer Satisfaction Index’s (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 4 consecutive years. Hanaro was also ranked first in the broadband access network category of Korean Standard Association’s Korean Standard-Service Quality Index (KS-SQI) for the second time since 2001. Korea’s broadband subscribers are expected to reach 13 million by the end of 2004 as the market had reached mature stage by 2003. Against this backdrop, the key to success for a continued growth of Hanaro’s business is not only to retain existing subscribers, but also to strengthen its corporate services and at the same time, explore new business opportunities by utilizing the existing fiber-optic networks.

•	Expansion of Network Facilities

In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of June 2004, the total length of our fiber optic cable reached 23,679km (including leased lines) over 82 cities, which enabled provision of services to 12.64 million households including the households in the overlapped areas. By adopting the last-mile technology, our ADSL network covers approximately 4.06 million households while our HFC network covers 8.42 million.

•	Broadband & Voice Services

Beginning in April 1999, the Company commenced broadband Internet and telephony services in 4 major metropolitan cities of Korea. As of the end of June 2004, the Company has 2.76 million subscribers in 82 cities and 50 districts nationwide. As the market growth in the broadband sector has been slow and service providers agreed to prevent excessive competition under the Clean Market agreement, the increase in subscriber numbers is expected to be minimal. In addition, mainly due to the effect of cleaning up inactive subscribers in 2003, market share decreased from 27.6% to 23.9%. As the market is expected to reach its maturity in 2004, Hanaro is channeling its focus on maintaining its competitiveness in the broadband Internet business through its first-class services such as 20Mbps VDSL and HanaFos Anyway, and at the same time, striving to retain the existing subscriber base. To avoid excessive competition among service providers, Hanaro plans to fully implement the Clean Marketing initiative, whilst actively seeking strategic alliances with other SOs.

As for telephony services, the Company is offering services to 1.11 million subscribers as of the end of June 2004. It turned itself into a integrated communications service provider by activating its voice business through the utilization of VoIP technology and the launch of domestic/international long distance call services on July 1, 2004. Fixed number portability (FNP), which was phased in June 2003 and became effective nationwide from August 1, 2004, offers the Company a more favorable business environment where it could release bundling services and expand its coverage. By taking advantage of the opportunity, the Company plans to aggressively attract subscribers, thereby boosting its revenues and profitability.

•	Network Services

Leased line services have been under hostile market conditions due to ever-growing competition in the sluggish economy as economic uncertainties grow. However, the Company has built the foundation for future enhanced services through CRM by securing customer information and operating the customer database system.

In anticipation of more hostile market environment in the year 2004, the Company plans to focus on enhancing profitability by minimizing additional capital expenditures and fully utilizing the existing equipment, which will improve both ROI and ARPU (average revenue per user). In addition, the Company plans to differentiate its product offering by targeting a niche market using the existing platform, whilst focusing on customer retention. As for its existing customers, the Company plans to provide 24-hour monitoring service to anticipate customer needs.

•	Financing

During the first half of 2004, the Company raised a total of KRW 249.6 billion, including KRW 215.2 billion from syndicated loans, KRW 19 billion from the Information Promotion Fund and KRW 15.4 billion from vendor financing.

•	Business Objectives for 2004

Hanaro’s business objectives for 2004 are to achieve KRW 1.5 trillion in revenues and to achieve net profit for the first time since launching commercial broadband services through steady management and financial restructuring. This will provide the platform for continuous growth, which will enable the Company to move to the second stage.

In order to achieve these, Hanaro will focus on stablizing its management and improving its financial structure through 1) solidifying its competitive position and improving its earning ratio in the broadband Internet business, 2) increasing its market share for voice business, and 3) improving its investment efficiency in the corporate business sector.

—	Classification of business areas for public disclosure

•	Methods and purpose

The Company’s businesses have been divided according to the standard industrial classification codes of Korea. Given the business characteristics of the Company’s, our business is categorized into broadband, voice and other businesses.

Broadband Internet business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

Voice business includes telephony services to residential and corporate clients, and interconnection services between carriers.

Other business includes leased lines, VoIP, Internet Data Center and contents offering.

•	Service Description by Business Area

Business	Services	Remark
Broadband	VDSL, ADSL, Cable Modem, Wireless	Broadband Internet
Voice	Telephony, Value-added services	Residential voice, Corporate voice, Interconnection among communication service carriers
Others	Leased lines VoIP Network Services IDC Contents Business	Leased lines, Internet-dedicated lines, Network and equipment lease to VoIP service providers, Server hosting and others Internet contents

—	Market Share

•	Broadband Internet Subscribers

(Unit : Subscriber)

	As of the end of
Service Provider	2002	2003	1Q 2004
Hanaro Telecom	2,872,351	2,725,563	2,775,638
KT	4,922,395	5,589,058	5,900,038
Thrunet	1,301,620	1,293,364	1,289,057
Others	1,309,120	1,570,514	1,653,092

Total	10,405,486	11,178,499	11,617,825

Note 1) Source: the MIC

Note 2) ‘Others’ includes Onse Telecom, Dreamline, Dacom, and value-added service providers and special service providers.

•	Broadband Internet Market Share

(Unit : %)

	As of the end of
Service Provider	2002	2003	1H 2004
Hanaro Telecom	27.6%	24.4%	23.9%
KT	47.3%	50.0%	50.8%
Thrunet	12.5%	11.6%	11.1%
Others	12.6%	14.0%	14.2%

Note 1) Source: the MIC

Note 2) ‘Others’ includes Onse Telecom, Dreamline, Dacom, and value-added service providers and special service providers.

—	Characteristics of the market

•	Target market and service areas

As one of the only two licensed local exchange carriers, the Company must employ strategic and selective business strategies in order to increase the subscriber base.

The Company’s strategy is to focus on users demanding high-quality service. The Company has given priority to large-volume data communications users among residential customers, and medium and large-sized companies that demand the integrated services.

On April 1, 1999, the Company commenced its commercial services in four metropolitan cities—Seoul, Busan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority for service coverage. As of June 2004, the Company’s service is now available in 82 cities across the country.

Regarding voice services, based on Fixed Number Portability(FNP) that was effective nationwide from August 1, 2004, Hanaro plans to expand its coverage and subscriber base by providing integrated service of domestic/international long-distance calls — which were commercialized July 1, 2004 — and local call and by offering IP network-based VoIP service more widely.

•	Characteristics of customers and factors attributing to changing customer demands

The local telephony service is for everyone in the country including residential and business customers. Along with voice services, data communications service will be expected to draw a large number of routine users regardless of gender, age and occupation as the demand for broadband services increases rapidly.

Characteristically, demand for the local telephony service is only slightly influenced by the changing market conditions. Because the growth of the telecommunications industry depends on how fast the nation moves to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia services.

Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create higher demand, giving rise to benevolent cycles.

•	Domestic consumption and export of services

Currently, the Company’s services are not exported and are provided to customers residing in Korea only.

—	New business opportunities and prospect

The board of directors approved the filing for the application of domestic/international long-distance call service license on September 12, 2002. The Company acquired the license on January 28, 2003 and launched the services on July 1, 2004.

—	Organizational Structure

2. Major services

A)	Revenue breakdown by major services for 1H 2004

(Unit: KRW million)

Major Service	Products	Revenue	%
Voice	Local telephony and Interconnection	135,469	19.0
Leased lines	Leased line service and Internet Dedicated	19,595	2.8
Broadband	Broadband internet services (V Dream I, II, V Pro, V Lite, e-Valley), xDSL + Telephone and others	494,708	69.4
Others	VoIP network service and PABX	62,655	8.8

Total		712,427	100.0

B)	Trend of pricing of major services

(Unit: KRW)

	Classification	1H 2004	2003	2002
Local telephony	Installation fee	—	—	—
	Basic fee / month	4,500	4,500	4,000
	Telephony charge / per 3 minutes	39	39	39
V Dream II	Installation fee	30,000	30,000	—
	Monthly flat fee	56,000	56,000	—
	Modem rental fee / month	10,000	5,000	—
	Telephony charge / per 3 minutes	39	39	—
V Dream I	Installation fee	30,000	30,000	—
	Monthly flat fee	47,000	47,000	—
	Modem rental fee / month	5,000	5,000	—
	Telephony charge / per 3 minutes	39	39
	Service fee	30,000	30,000	30,000

Classification		1H 2004	2003	2002
V Pro	Installation fee	30,000	30,000	30,000
	Monthly flat fee	38,000	38,000	38,000
	Modem rental fee / month	10,000	5,000	5,000
	Telephony charge / per 3 minutes	39	39	39
V Lite	Installation fee	30,000	30,000	30,000
	Monthly flat fee	28,000	28,000	28,000
	Modem rental fee / month	10,000	5,000	5,000
	Telephony charge / per 3 minutes	39	39	39
e-Valley	Installation fee	30,000	30,000	30,000
	Monthly flat fee	33,000	33,000	34,000
Anyway	Installation fee	30,000	30,000	—
	Monthly flat fee	28,000	28,000

Note 1)	The Company launched its commercial service in April 1999.

Note 2)	Broadband bundled with telephony service charges additional KRW2,000 per month.

(Additional KRW1,000 per month for V-Pro and V-Lite)

Note 3)	Modem rental charge for 1-year term contract of V Dream (I,II), V Pro and V Lite is KRW4,500 per month whereas regular contracts KRW5,000. As for e-Valley, the modem rental charge is free for 1-year term contract.

Note 4)	Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. V Dream (I, II), V Pro contracts receive 3-11% of monthly fee discount whereas V Lite and e-Valley contracts 3-10%. Monthly modem rental fees are reduced to KRW 4,500 for 1 year, KRW 4,000 for 2 years, and KRW 3,000 for 3 years.

Note 5)	On July 1, 2002, residential telephone installation fee was abolished and discount was given for basic charge and subscription charges. Local telephony service: KRW 39/unit call; Local mobile : KRW 14.83/10 sec.

Note 6)	V Dream I, II refer to VDSL products. V Pro and V Lite refer to ADSL, CATV and B-WLL products.

3. Major Facilities

A)	Status on major facilities

[The tables below summarize more comprehensive disclosure in the original interim report in Korean. Details on registration status, district and area of the facilities have not been translated.]

•	Land

(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Dec 31, 2003)	(As of June 30, 2004)
Dongjak Info Center	10,166	10,166
Seongbuk Info Center	5,514	5,514
S. Ulsan Info Center	3,708	3,708
Seodaemun Info Center	6,461	6,461
Yunjae Info Center	5,708	5,708
Ilsan Info Center	9,642	9,658
IDC building	22,608	22,608
Taegu Branch Office	12,699	12,699

	Beginning book value	Ending book value
Description	(As of Dec 31, 2003)	(As of June 30, 2004)
Suwon Switching Office	4,479	4,479
Honam Info Center	17,215	17,215
Others	56,994	58,971

Total	155,194	157,187

•	Building

(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Dec 31, 2003)	(As of June 30, 2004)
Dongjak Info Center	27,372	26,948
S. Ulsan Info Center	6,343	6,249
Songpa Info Center	6,832	6,713
Seongbuk Info Center	9,625	9,489
E.Busan Info Center	12,334	12,159
Daejon Branch	9,935	9,780
IDC building	30,142	29,703
Daegu Branch	9,903	9,739
Daejon Info Center	6,792	6,687
Ilsan Info Center	47,416	46,811
Others	111,259	110,055

Total	277,954	274,333

•	Structures

(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Dec 31, 2003)	(As of June 30, 2004)
Dongjak Info Center	54	52
Seongbuk Info Center	68	67
Others	55	55

Total	177	174

•	Equipment

(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Dec 31, 2003)	(As of June 30, 2004)
Exchange, etc.	119,026	108,029
Transmission, etc.	979,994	915,207
Telecom. Lane, etc.	456,136	447,814
Terminal device	241,957	207,440
Information facility, etc.	207,631	193,080
Power facility, etc.	59,934	54,447

Total	2,064,677	1,926,017

•	Vehicles

(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Dec 31, 2003)	(As of June 30, 2004)
Vehicles	176	0

Total	176	0

•	Others

(Unit: KRW million)

	Beginning book value	Ending book value
Description	(As of Dec 31, 2003)	(As of June 30, 2004)
Ordinary Equipments	6,920	2,183
Computation Equipments	12,358	4,529
Leased Establishments	1,596	11
Connected Establishments	32	0

Total	20,906	6,722

B)	Capital Expenditure (“CAPEX”) plan

•	CAPEX in 1H 2004

(Unit: KRW billion)

Item	1H 2004
Backbone	20.6
Last-mile	50.1
IDC	0.7
Others	8.3

Total	79.7

•	CAPEX plan

(Unit: KRW billion)

Item	2004(E)	2005(E)	2006(E)
Backbone	97.4	72.8	—
Last-mile	194.5	163.9	—
IDC	5.3	1.3	—
Others	59.3	82.2	—

Total	356.5	320.2	—

*	These figures are subject to changes due to the fluctuation of equipment prices. The Company currently has no definitive CAPEX plan for the fiscal year of 2006.

4. Sales and marketing

A)	Revenue breakdown

(Unit: KRW million)

Type of Service	Products	1H 2004	2H 2003	2003
Voice	Local call and
	Interconnection	135,469	120,551	249,041
Leased line	Leased line service and
	Internet Dedicated	19,595	18,643	37,992
Broadband	Broadband Internet
	services	494,708	483,636	982,693
Others	VoIP network service
	and PABX	62,655	50,719	105,610

Total		712,427	673,549	1,375,336

B)	Marketing channel

•	Sales Organization

•	Marketing channel

•	Conditions for subscription

—	Payments are cash only, and can be made via automatic funds transfer or credit cards

—	Fee structure

•	Installation: paid at initial activation.

•	Equipment rental fee: monthly flat fee (eg. Modem, UTA).

•	Monthly charge: Monthly flat charge, Service charges for Internet services are flat fees, while those for telephony-Internet bundling services are imposed based on actual traffic (with an exception of flat-fee telephony services).

•	Sales strategies

—	Strengthen and minimize the in-house sales force

•	Retain good sales personnel and streamline the sales channels to maximize operating efficiency.

•	Diversify the sales force via various remuneration schemes (full-time or contract based employment, incentives)

—	Minimize marketing expenses by fully utilizing existing external marketing channels.

•	establish marketing network by leveraging the existing sales and marketing channels.

•	maximize the use of indirect marketing channels through outsourcing

—	Strategic alliances with SOs

•	maintain strategic alliances with local cable operators (SOs).

•	maintain strategic alliances with Powercomm and SOs to secure the subscribers from the CATV network.

6. Derivative Contracts in Foreign Currency (As of June 30, 2004)

(Unit: USD million)

	Spot	Swap
Position	-181.8	181.8
Asset (Swap Buy)	20.0	201.8
Debt (Swap Sell)	201.8	20.0

*	Hanaro entered into cross currency and interest rate swap contracts as hedging tools for the USD 63,065,475 loan on December 19, 2003, and for the syndicated loan agreement amounting to USD138,744,045 on Feb. 10, 2004.

7. Material Agreements

A)	Material Agreement

•	Leased Lines

Agreement	Counterpart	Term	Details
CATV access network lease agreements	Powercomm	May 2002 ~ May 2005 July 2003 ~ July 2006 March 2001 ~ March 2006	CATV HFC Optic-fiber
Interconnection agreements among basic telecommunications carriers	Major carriers	—	Interconnection agreement between carriers
Telecommunications network interconnection agreement	KEPCO	May 2002 ~ May 2005	Use of KEPCO’s equipments (EPP)

Agreement	Counterpart	Term	Details
Telecommunication conduit lease agreement	Seoul Metropolitan Rapid Transit Corporation	July 2004 ~ June 2007	Lease of underground conduit
Telecommunication conduit lease agreement	Seoul Metropolitan Subway Corporation	June 2004 ~ May 2007	Lease of underground conduit

*	Hanaro is in consultation regarding some details such as contract terms, of which results could change some parts of contracts.

•	Lease Agreements

	Contract period	Contract amount	Lessor
		(KRW million)
Shindonga Fire & Marine Insurance Bldg	Apr. 20, 04 ~ Apr. 19, 07	30,881	Shindonga Fire & Insurance
Kangnam Switch Office	Jun. 25, 99 ~ Jun. 24, 04	2,464	Yoonik CNC
Boondang Switch Office	May. 3, 99 ~ Jun. 30, 03	2,062	SKT
Incheon Switch Office	May. 27, 04 ~ May. 26, 05	1,967	Dacom
Boopyung Customer Center	Feb. 1, 03 ~ Jan. 31, 05	1,550	Chang Hee Choi
Sasang Transmission Office	Jul. 1, 03 ~ Feb. 28, 06	1,100	LG Industrial systems
S. Busan Customer Service Center	Jan. 22, 00 ~ Jan. 21, 05	1,050	Kolon Sporex
E. Busan Switch Office	Jul. 1, 04 ~ Jun. 30, 05	1,000	Dacom
Ilsan Switch Office	Sep. 1. 04 ~ Aug. 31, 10	3,388	SK C&C
Honan Branch Office	Oct. 1, 02 ~ Sep. 30, 04	2,300	Hyundai Securities
Ilsan Switch Office	Jan. 24, 03 ~ Jan. 24, 05	2,000	Hanmi Bank
Honam Branch Office	Jan. 1, 03 ~ Dec. 31, 04	1,871	Kwangju Labor Union Office
Suwon Switch	Oct. 8, 03 ~ Oct. 7, 07	1,200	Hanmi Bank
S. Ulsan Switch Office	Sep. 01, 03 ~ Aug. 31, 04	1,200	Hankook Cable TV Ulsan Broadcasting
Kyungbuk Branch Office	Jun. 1, 03 ~ May. 31, 05	1,100	KTF
Incheon Keyang Information Center	Oct.1, 02 ~ Sep. 30, 04	1,068	Daewoo motor sales

•	Derivatives

—	KRW Interest swap : KRW 100 billion

—	Currency swap : swap buy (U$201.8 million), swap sell (U$20.0 million)

•	Transfer and Acquisition of Business

—	Dreamx.net Inc.

•	The Company transfered Hananet’s businesses including portal, EC and its cyber education business, etc. to Dreamx.net, the Company’s affiliate, to strengthen the e-Biz business.

•	Resolution date : February 19, 2002 (date of of board resolution)

•	Counterpart : Dreamx.net

•	Acquisition date : February 28, 2002

•	Effects of the transfer : decrease in assets by KRW 320 million, revenues by KRW 27.8 billion and costs by KRW 49.9 billion

•	Others: Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

*	DreamX.net changed its name to Hanarodream.

—	Dreamline Co.

•	The basic contract on September 26, 2003 for the acquisition of Dreamline’s broadband Internet business in Suwon, Osan, Byung-jom, and Gunpo was terminated on February 5, 2004. The Company locally filed a corporate disclosure on February 6, 2004.

—	GS Digital Broadcasting Co., Ltd.

•	The Company took over the broadband Internet business of GS Digital Broadcasting to establish stable foundation for broadband Internet service and strengthen competitiveness in Gangseo-gu.

•	Resolution date : March 12, 2004 (at the 3rd Investment Committee Meeting in the year 2004)

•	Counterpart : GS Digital Broadcasting Co. Ltd.

•	Acquisition date : April 1, 2004

•	Subject : Broadband subscribers and others at KRW 4.2 billion.

•	Others: Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

—	Damul Telecom

          : The Company took over the broadband Internet business of Damul Telecom to establish stable foundation for broadband Internet service and strengthen competitiveness in Suwon-si, Sanbon-dong and Suji-eup.

•	Resolution Date : May 31, 2004. (internally approved)

•	Counterpart: Damul Telecom

•	Acquisition date : June 1, 2004

•	Details : The Company took over the broadband subscribers of Damul Telecom and commissioned Damul Telecom to be in charge of the Company’s Bundang Customer Center.

•	Others : Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

—	Busan Joong-Ang Cable TV, Inc.

          : The Company took over the broadband Internet business of Busan Joong-Ang Cable TV,

Inc. to establish stable foundation for broadband Internet service and strengthen competitiveness in Busanjin-gu.
•	Resolution Date: July 12, 2004. (internally approved)

•	Counterpart: Busan Joong-Ang Cable TV, Inc.

•	Acquisition date: July 1, 2004

•	Subject: Including broadband subscribers and others at KRW 893 million

•	Others: Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

—	TCN Shin La Broadcasting Co., Ltd.

          : The Company took over the broadband Internet business of TCN Shin La Broadcasting Co., Ltd. to establish stable foundation for broadband service and strengthen competitiveness in Gyeongsan-si, Gyeongsangbuk-do.

•	Resolution Date: July 9, 2004. (internally approved)

•	Counterpart: TCN Shin La Broadcasting Co., Ltd.

•	Acquisition date: July 1, 2004

•	Subject: including broadband subscribers and others at KRW 972 million

•	Others: Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

—	Youngchun Broadcasting, Inc.

          : The Company took over the broadband Internet business of Youngchun Broadcasting Inc. to establish stable foundation for broadband service and strengthen competitiveness in Yeongcheon -si, Gyeongsangbuk-do.

•	Resolution Date: July 9, 2004. (internally approved)

•	Counterpart: Youngchun Broadcasting, Inc.

•	Acquisition date: July 1, 2004

•	Subject: broadband subscribers and others at KRW 231 million

•	Others: Since it was not a transfer of an entire company or its significant part, the issue was not presented to a shareholders’ meeting.

8. Research and Development Activities

A)	Summary of R&D activities

•	The basic directions of the Company’s R&D activities are as follows:

—	1) To improve the service quality, 2) develop the efficient management control, and 3) to develop new service models.

—	Timely business investment into infrastructure and testing the new technology through feasibility test of the current system.

—	Developing technology for NGN, BCN

—	Developing technology for the convergence of the fixed and wireless businesses, and for the integration of broadcasting and telecommunications

•	R&D unit

—	Technology Research Team — Systems/Service/Artificial Intelligence.

—	System Technology Team: System Evaluation 1, 2

•	R&D Expenses

(Unit: KRW million)

Items	1H 2004	2003	2002
Research expenses	1,841	4,889	5,784
Ordinary R&D expenses (intangible assets)	527	5,065	6,885
Others	—	—	—

Total	2,368	9,954	12,669

B)	Achievements in R&D

Major R&D	Period	Developed by
Managing, controlling and testing of the next-generation network services	Feb. 1, 2003 ~ Jan. 31, 2004	Hanaro and 11 other companies
DSLAM management system	Feb. 1, 2003 ~ Jan. 31, 2004	Internal, Nuri Telecom
Web-based telephony traffic analysis tool	Aug. 1, 2003 ~ Jan. 20, 2004	Internal
Mobile telephone NP traffic analysis tool	Jan. 10, 2004 ~ Feb. 29, 2004	Internal
Number portability service G/W management system	Jan. 1, 2004 ~ Mar. 31, 2004	Internal
Telephone card	Feb. 1, 2004 ~ Mar. 31, 2004	Internal
’04 domestic long distance call management system — 1st phase	Apr. 1, 2004. ~ June 30, 2004	Hanaro and outsourced developers
’04 international call network management system — 1st phase	Apr. 1, 2004. ~ June 15, 2004	Hanaro and outsourced developers
’04 information network management system	Apr. 1, 2004. ~ June 30, 2004	Hanaro and outsourced developers

C)	Major Projects in Process

Projects	Period
Regional HFC last-mile management system	Mar. 1, 2004 ~ Dec. 31, 2004
DSLAM network management system	Feb. 1, 2004 ~ Oct. 31, 2004
Next generation network service management/control & test technology (2nd year)	Feb. 1, 2004 ~ Jan. 31, 2004
VoIP protocol verification tool	Mar. 1, 2004 ~ Dec. 31, 2004
Call Data-based VoIP QMS	Mar. 1, 2004 ~ Nov. 30, 2004
Broadband subscriber management system (SuMS) — 2nd phase	Oct. 10, 2005
Intellectual network-based telephone information service authentication authorization function	Mar. 1, 2004 ~ Aug. 18, 2004
Intellectual network-based Biz Ring Service	Apr. 1, 2004 ~ Aug. 31, 2004
2.3Ghz mobile Internet linked to wireless LAN	May. 15, 2004 ~ Sep. 15, 2004

Projects	Period
2.3Ghz mobile Internet TDD transmitter 1	May 15, 2004. ~ Sep. 14, 2004
2.3Ghz mobile Internet TDD transmitter 2	May 15, 2004. ~ Sep. 14, 2004
2.3Ghz mobile Internet TDD transmitter 3	May 15, 2004. ~ Sep. 14, 2004
2.3Ghz mobile Internet authorization/billing	May 15, 2004. ~ Sep. 14, 2004
Mobile video contents development using mobile Internet network	Aug. 5, 2004 ~ Nov. 5, 2004
Research on roaming between different networks for the activation of mobile Internet	Aug. 5, 2004 ~ Nov. 5, 2004
Mobile Internet QoS analysis and application test using simulation test platform	Aug. 5, 2004 ~ Nov. 5, 2004
Research on statistical multiplexing-based effective resource management for mobile Internet service	Aug. 5, 2004 ~ Nov. 5, 2004
Research on supporting multicast on mobile Internet considering mobility	Aug. 5, 2004 ~ Nov. 5, 2004
Smart antenna access point performance analysis for 2.3Ghaz HPi system	Aug. 5, 2004 ~ Nov. 5, 2004
Research on intellectual transmission for data transmission rate and quality improvement on the next generation mobile Internet under the ubiquitous environment	Aug. 5, 2004 ~ Nov. 5, 2004
Research on authenticated handover methodology that delays low handoff on WiBro	Aug. 5, 2004 ~ Nov. 5, 2004
Ways to improve L3 mobility on the mobile Internet	Aug. 5, 2004 ~ Nov. 5, 2004

9. Other Matters Affecting Investment Decisions

A)	Summary of Financing Activities

•	Domestic

(Unit: KRW billion)

Source	Beginning (as of Dec. 31, 2003)	Net of increase and decrease	Balance (as of June 30, 2004)
Commercial banks	303.8	-87.4	216.4
Insurance companies	—	—	—
Merchant banks	—	—	—
Lease companies	55.3	-18.6	36.7
Mutual savings & finance companies	—	—	—
Other financial institutions	56.2	2.7	53.5
Sub-total (financial institutions)	415.3	-108.7	306.6
Corporate bonds (public offering)	660.0	-60.0	600
Corporate bonds (private placement)	31.0	—	31.0
*Right Issuance	2,277.6	—	2,277.6
Asset Backed Securities	32.5	-32.5	—
**Others	100.0	-100.0	—
Sub-total (capital market)	3,101.1	-192.5	2,908.6

Source	Beginning (as of Dec. 31, 2003)	Net of increase and decrease	Balance (as of June. 30, 2004)
Borrowings from shareholders, directors, affiliated companies	—	—	—
***Others	25.9	-25.9	—

Total	3,542.3	-327.1	3,215.2

*	Outstanding balance of right issuance marked here refers to accumulated amount.

**	Refers to the issuance of commercial paper.

***	Others comprise issuance of ABL. Please refer to Note 14 in Audit Report.

•	Overseas

(Unit: USD million)

Source	Beginning (as of Dec. 31, 2003)	Net of increase and decrease	Balance (as of June. 30, 2004)
Financial institutions	63.1	138.7	201.8
Corporate bonds	—	—	—
*Right issuance	360.0	—	360.0
Others	2.9	(2.9)	1.8

Total	426.0	135.8	561.8

*	Refers to the IPO on NASDAQ in April, 2000.

B)	Summary of ABS (Asset Backed Securities)

•	Trust contract

(Unit: KRW million)

Truster	Trustee Bank	Date of trust	Amount	Remark
Hanaro Telecom, Inc.	Shinhan Bank	Oct. 23, 2001	965,348	Transfer of beneficiary certificate to HanaFos Securitization Speciality Co., Ltd.

—	Asset Management Contract

	•	Name of company: HanaFos Securitization Speciality Co., Ltd.

	•	Contract period: from October 9, 2001 until Hanaro exists as a legal entity

	•	Consideration in Kind and amount of cash consideration

— In-Kind: Future receivables from broadband Internet access service fees paid by the Company’s subscribers

— Amount: KRW 965,348 million

•	Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.

•	Management costs and fees

— Management fee: 0.02% p.a. (face value of ABS, quarterly payment)

•	The outstanding amount of the issue was fully repaid during the first half of 2004.

C)	Credit rating for the past 3 years

Date	Subject of credit rating	Credit	Credit rating company
04/20/00	Commercial paper	A30	Korea Management Consulting & Credit Rating Corporation
04/20/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
05/09/00	Commercial paper	A30	Korea Investors Service, Inc.
05/09/00	Corporate bond	BBB-	Korea Investors Service, Inc.
05/25/00	Corporate bond	BBB-	Korea Investors Service, Inc.
05/25/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
10/23/00	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
10/24/00	Commercial paper	A30	Korea Investors Service, Inc.
10/24/00	Corporate bond	BBB-	Korea Investors Service, Inc.
03/13/01	Commercial paper	A30	Korea Management Consulting & Credit Rating Corporation
05/31/01	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
07/31/01	Corporate bond	BBB-	Korea Investors Service, Inc.
02/05/02	Commercial paper	A30	Korea Investors Service, Inc.
02/05/02	Corporate bond	BBB-	Korea Investors Service, Inc.
02/06/02	Commercial paper	A30	Korea Investors Service, Inc.
02/06/02	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
03/13/02	Corporate bond	BBB-	Korea Investors Service, Inc.
03/14/02	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
04/23/02	Corporate bond	BBB-	Korea Investors Service, Inc.
04/23/02	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
11/07/02	Corporate bond	BBB-	Korea Investors Service, Inc.
11/07/02	Commercial paper	A30	Korea Investors Service, Inc.
11/07/02	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
11/07/02	Commercial paper	A30	Korea Management Consulting & Credit Rating Corporation
2/14/03	Corporate bond	BBB-	Korea Investors Service, Inc.
2/14/03	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
6/26/03	Commercial paper	A30	Korea Investors Service, Inc.
6/26/03	Corporate bond	BBB-	Korea Investors Service, Inc.
6/30/03	Commercial paper	A30	Korea Management Consulting & Credit Rating Corporation

Date	Subject of credit rating	Credit	Credit rating company
6/30/03	Corporate bond	BBB-	Korea Management Consulting & Credit Rating Corporation
6/11/04	Corporate bond	BBB	Korea Management Consulting & Credit Rating Corporation
6/14/04	Corporate bond	BBB	Korea Investors Service, Inc.

III. Financial Information

1. Summarized Financial Statements

(Unit: KRW million)

Description	1H 2004	2003	2002	2001	2000
[Current Asset]	608,832	672,571	676,104	642,773	704,084
Quick assets	607,680	671,302	665,242	628,471	673,484
Inventories	1,152	1,269	10,862	14,302	30,600
[Non-current Asset]	2,580,398	2,709,351	2,925,467	2,937,920	2,642,005
Investment Securities	140,620	117,922	188,425	203,435	194,114
Property and Equipment	2,390,961	2,542,994	2,695,529	2,718,361	2,427,970
Intangible Asset	48,817	48,435	41,513	16,124	19,921

Total Assets	3,189,230	3,381,922	3,601,570	3,580,693	3,346,089

[Current Liabilities]	567,255	794,804	1,328,161	904,816	743,862
[Non-current Liabilities]	845,239	828,763	898,739	1,246,547	931,024

Total Liabilities	1,412,494	1,623,567	2,226,900	2,151,363	1,674,886

[Paid-in Capital]	2,310,676	2,310,676	1,396,613	1,320,000	1,320,000
[Capital in excess of par value]	344,642	344,642	692,815	693,205	693,205
[Retained Earning]	-864,771	-874,573	-709,237	-586,097	-341,984
[Capital Adjustment]	-13,811	-22,390	-5,521	-2,221	-18

Total Shareholders’ Equity	1,766,736	1,758,355	1,374,670	1,429,329	1,671,203

Revenue	712,427	1,375,335	1,253,859	825,449	336,187
Operating Profit	65,870	75,207	6,080	-165,188	-296,577
Ordinary Profit	9,802	-165,336	-123,140	-244,113	-299,114
Net Income	9,802	-165,336	-123,140	-244,113	-299,118

(Note) “-” indicates minus figures

2. Accounting Standards

The Company maintains its official accounting records in Korean won and prepares statutory financial statements in Korean in conformity with the accounting principles generally accepted in the Republic of Korea.

3. Accounting Information

A) Allowance for bad debts

•	Details of allowance for bad debts in the last three years

(Unit : KRW)

			Allowance for bad	Ratio of Allowance
	Items	Total Amount	debts	for bad debts
1H 2004	Trade Receivables	317,211,782,046	50,200,635,738	15.83%
2003	Trade Receivables	246,476,737,607	36,955,187,384	14.99%
2002	Trade Receivables	219,346,527,526	13,516,918,140	6.2%

•	Changes of allowance for bad debts in last three years

(Unit : KRW)

	1H 2004	2003	2002
Beginning Balance	*37,640,264,214	13,516,918,140	3,357,639,983
Net Change	3,280,300,711	2,134,473,441	40,343,807
Appropriated amount	15,840,672,235	25,572,742,685	10,199,621,964
Ending Balance	50,200,635,738	36,955,187,384	13,516,918,140

     * The beginning balance of allowance for doubtful accounts for 1H 2004 has taken into account the discount on present value of W685,076,830 in both short-term and long-term account receivables from the year 2003.

•	Methods of allowance for bad debts

(Unit : KRW, %)

		Amount of trade	Allowance for bad	Ratio of Allowance
	Periods	receivables	debts	for bad debts
1H 2004	—	14,807,702,922	12,633,467,324	85.3%
	2 years ~ 3 years	6,643,252,006	5,780,870,551	87.0%
	1 year ~ 2 years	21,083,938,868	16,412,683,633	77.8%
	4 months ~ 1 year	24,560,604,978	14,236,656,060	58.0%
	~ 4 months	35,958,772,534	359,587,725	1.0%
	Estimated revenue	130,437,829,035	652,189,145	0.5%
	Other revenue	12,518,129,932	125,181,299	1.0%

	Total	246,010,230,275	50,200,635,738	20.4%

2003	Long Term	11,320,724,801	11,320,724,801	100.0%
	2 years ~ 3 years	5,340,161,031	4,095,899,080	76.7%
	1 year ~ 2 years	13,409,511,926	9,433,591,640	70.4%
	4 months ~ 1 year	22,176,458,660	11,039,441,121	49.8%
	~ 4 months	36,886,816,295	368,868,163	1.0%
	Estimated revenue	118,091,375,554	590,456,878	0.5%
	Other revenue	10,620,570,172	106,205,702	1.0%

	Total	217,845,618,439	36,955,187,384	17.0%

2002	2 years ~ 3 years	1,754,155,204	1,501,622,903	85.4%
	1 year ~ 2 years	6,446,266,771	4,030,205,985	62.5%
	4 months ~ 1 year	17,628,018,584	6,973,644,152	39.6%
	~ 4 months	29,212,444,965	292,124,450	1.0%
	Estimated revenue	114,746,096,018	573,730,480	0.5%
	Other revenue	14,559,017,030	145,590,170	1.0%

	Total	184,345,998,572	13,512,642,119	7.3%

•	Trade Receivables Outstanding as of the end of 1H 2004

(Unit : KRW)

		6 months ~	1 year ~
	~ 6 months	1 year	3 years	3 years ~	Total
Trade Receivables	259,170,791,497	17,644,669,106	40,396,321,443	—	317,211,782,046
Ratio	81.7%	5.6%	12.7%	—	100%

B) Inventories & Due Diligence

•	Details of inventories in the last three years

(Unit : KRW million)

	1H 2004	2003	2002
Broadband	1,152	1,269	10,862

Total	1,152	1,269	10,862

Inventories to Total Assets	0.036%	0.037%	0.302%

•	Due Diligence on Inventories

—	Deloitte Touche Tohmatsu undertook due diligence of inventories during the review of 1H 2004 Financial Statements.

C) Details and reasons for the change in accounting standard in recent 5 fiscal years

•	The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards (“SKAS”), which is effective from January 1, 2003. The revised accounting standards include SKAS No.2 — “Interim Financial Reporting”, No.3 — “Intangible Assets”, No.4 — “Revenue Recognition”, No.5 — “Tangible Assets”, No.6 — “Events Occurring After Balance Sheet Dates”, No.7 — “Capitalization of Financing Costs”, No.8 — “Investments in Securities”, No.9 — “Convertible Securities” and No.10 — “Inventories”. The comparative financial statements were restated applying the above accounting standards.

D) Fiscal years recorded net loss in last 5 years

	Net loss amounts
	(KRW billion)	Reason
2003	165.3	Large investments in early business stage Write-off of idle equipments
2002	123.1	Large investments in early business stage
2001	244.1	Large investments in early business stage
2000	299.1	Large investments in early business stage
1999	70.9	Large investments in early business stage

3. Financial Statements

A)	Non-Consolidated Balance Sheets (As of June 30, 2004 and December 31, 2003)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
ASSETS	2004		2003		2004	2003
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	W	112,543	W	196,128	$97,398	$169,734
Short-term financial instruments (Notes 4 and 5)		192,721		217,272	166,786	188,033
Short-term investment securities (Note 6)		302		273	261	236
Trade receivables, net of allowance for doubtful accounts of W49,584 million in 2004 and W36,961 million in 2003		265,911		207,799	230,126	179,835
Short-term loans, net of discount on present value of W308 million in 2004 and W596 million in 2003 (Note 9)		15,348		14,451	13,283	12,506
Accounts receivable-other, net of allowance for doubtful accounts of W2,899 million in 2003 (nil in 2004)		449		3,140	389	2,717
Accrued income		2,478		6,249	2,145	5,408
Prepaid expenses		15,114		21,921	13,080	18,971
Prepaid income tax		2,046		2,347	1,771	2,031
Advanced payments		769		1,548	665	1,340
Forward exchange contracts		—		173	—	150
Inventories		1,151		1,270	995	1,100

		608,832		672,571	526,899	582,061

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		8		7	7	6
Long-term investment securities (Note 7)		27,928		24,984	24,170	21,622
Investment securities using the equity method (Note 8)		11,359		20,338	9,830	17,601
Long-term trade receivables, net of allowance for doubtful accounts of W617 million in 2004 and W680 million in 2003		1,100		1,038	952	898
Long-term loans, net of discount on present value of W2,072 million in 2004 and W2,525 million in 2003 (Note 9)		10,506		13,483	9,092	11,669
Key-money deposits		77,375		45,179	66,962	39,098
Long-term prepaid expenses		12,344		12,893	10,683	11,158
Property and equipment, net (Notes 2, 10, 12 and 13)		2,390,961		2,542,994	2,069,200	2,200,774
Intangibles (Note 11)		48,817		48,435	42,248	41,917

		2,580,398		2,709,351	2,233,144	2,344,743

Total Assets	W	3,189,230	W	3,381,922	$2,760,043	$2,926,804

					Translation into
	Korean Won				U.S. Dollars (Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY	2004		2003		2004	2003
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables	W	24,979	W	31,319	$21,617	$27,104
Other accounts payable		85,438		116,686	73,940	100,983
Short-term borrowings		—		163,000	—	141,064
Advances received		2,886		3,268	2,498	2,828
Accrued expenses		53,446		60,780	46,254	52,601
Withholdings		19,232		20,172	16,644	17,457
Current portion of Asset Backed Securities payable (Note 14)		—		32,510	—	28,135
Current maturities of long-term debt, net of discount on debentures of W8,198 million in 2004 and W3,476 million in 2003, and net of present value discount of W1,697 million in 2003 (Notes 12 and 13)		362,589		352,226	313,794	304,826
Forward exchange contract (Note 15)		3,554		—	3,076	—
Interest rate swap (Note 15)		13,494		13,058	11,678	11,301
Other current liabilities		1,636		1,785	1,415	1,545

		567,254		794,804	490,916	687,844

LONG-TERM LIABILITIES:
Long-term debt, net (Note 13)		395,074		242,523	341,907	209,886
Debentures, net (Note 13)		356,548		481,753	308,566	416,922
Long-term obligations under capital leases (Note 12)		35,225		48,570	30,485	42,034
Long-term advances received		13,728		14,315	11,881	12,389
Accrued severance indemnities, net (Note 2)		25,471		21,728	22,043	18,804
Long-term deposits received		19,193		19,874	16,610	17,198

		845,239		828,763	731,492	717,233

Total Liabilities		1,412,493		1,623,567	1,222,408	1,405,077

SHAREHOLDERS’ EQUITY (Note 16):
Capital stock		2,310,676		2,310,676	1,999,720	1,999,720
Paid-in capital in excess of par value		344,642		344,642	298,262	298,262
Accumulated deficit		(864,771)		(874,573)	(748,395)	(756,878)
Capital adjustments:
Stock compensation (Note 17)		6,470		5,916	5,599	5,120
Valuation loss on available-for-sale securities (Note 7)		(6,902)		(6,806)	(5,973)	(5,890)
Valuation gain (loss) on investment securities using the equity method		116		(8,442)	100	(7,306)
Valuation loss on interest swap (Note 15)		(13,494)		(13,058)	(11,678)	(11,301)

Total Shareholders’ Equity		1,776,737		1,758,355	1,537,635	1,521,727

Total Liabilities and Shareholders’ Equity	W	3,189,230	W	3,381,922	$2,760,043	$2,926,804

B)	Non-consolidated statements of operations (For the three month periods ended March 31, 2004 and 2003 six month period ended June 30, 2004 and 2003)

	Korean Won
	2004				2003
	Three-month		Six-month		Three-month		Six-month
	(In millions, except per share amount)
OPERATING REVENUE (Notes 20 and 22)	W	363,132	W	712,427	W	344,436	W	673,549
OPERATING EXPENSES (Notes 18 and 20)		322,476		646,557		326,425		661,891

OPERATING INCOME		40,656		65,870		18,011		11,658

NON-OPERATING INCOME:
Interest income		4,185		10,922		5,413		11,219
Gain on valuation of trading securities		—		—		10		10
Gain on disposal of short-term investment securities		—		—		2,216		209
Gain on foreign currency transactions and translation		391		4,253		7,554		84
Gain on disposal of long-term investment securities		—		108		—		70
Gain on disposal of property and equipment		322		387		68		747
Gain on valuation of forward exchange contract		3,810		—		—		—
Gain on transaction of forward exchange contract		—		—		—		343
Other		1,966		3,526		1,497		2,624

		10,674		19,196		16,758		15,306

NON-OPERATING EXPENSES:
Interest expense		26,003		53,973		38,112		76,082
Asset Backed Securities payable expense (Note 14)		—		490		2,610		5,896
Loss on disposal of short-term investment securities		—		86		1,082		1,919
Impairment loss on short-term investment securities		—		—		180		180
Impairment loss on long-term investment securities		1,797		1,977		—		—
Loss on disposal of long-term investment securities		1		1		—		—
Loss on valuation of investments using the equity method (Note 8)		2,130		2,413		5,166		7,318
Loss on foreign currency transactions and translation		1,955		130		530		1,298
Loss on disposal of property and equipment		113		925		497		898
Loss on disuse of property and equipment		3,246		10,539		—		—
Loss on redemption of debts		—		—		—		308
Donations		35		235		—		202
Loss on valuation of forward exchange contract (Note 15)		137		3,728		—		—
Other		669		767		198		272

		36,086		75,264		48,375		94,373

ORDINARY INCOME (LOSS)		15,244		9,802		(13,606)		(67,409)
EXTRAORDINARY ITEMS		—		—		—		—

INCOME (LOSS) BEFORE INCOME TAX		15,244		9,802		(13,606)		(67,409)
INCOME TAX EXPENSE (Note 19)		—		—		—		—

NET INCOME (LOSS)	W	15,244	W	9,802	W	(13,606)	W	(67,409)

NET INCOME (LOSS) PER COMMON SHARE (Note 2)	W	33	W	21	W	(45)	W	(223)

C)	Non-Consolidated Statements of Deposition of Deficit. (For the years ended December 31, 2003 and 2002)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2003		2002		2003	2002
	(In millions)				(In thousands)
ACCUMULATED DEFICIT BEFORE DISPOSITION:
Undisposed deficit carried over from prior year	W	(709,237)	W	(586,097)	$(594,698)	$(491,445)
Net loss		(165,336)		(123,140)	(138,635)	(103,253)

		(874,573)		(709,237)	(733,333)	(594,698)
DISPOSITION OF DEFICIT		—		—	—	—

UNDISPOSED DEFICIT TO BE CARRIED FORWARD TO SUBSEQUENT YEAR	W	(874,573)	W	(709,237)	$(733,333)	$(594,698)

D)	Non-Consolidated Statements of Cash Flow (For the six month periods ended June 30, 2004 and 2003)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	W	(5,441)	W	(53,803)	$(4,745)	$(46,924)

Adjustments to reconcile net loss to net cash provided by operating activities:
Stock compensation expense		321		344	280	300
Provision for severance indemnities		3,172		2,850	2,766	2,486
Amortization of discount on debentures		3,150		4,571	2,747	3,987
Recognition of long-term accrued interest		—		3,056	—	2,665
Employee fringe benefits		106		184	92	160
Depreciation and amortization		114,780		100,378	100,105	87,544
Loss on foreign currency translation		5		8,213	4	7,163
Provision for doubtful accounts		8,368		3,805	7,298	3,319
Loss on valuation of trading securities		—		2,007	—	1,750
Loss on disposal of short-term investments		86		837	75	730
Loss on disposal of property and equipment		812		401	708	350
Impairment loss on long-term investment securities		180		—	157	—
Loss on valuation of investments using the equity method		283		2,152	247	1,877
Loss on disuse of property and equipment		7,293		—	6,361	—
Loss on early redemption of debentures		—		308	—	269
Loss on valuation of forward exchange contract		7,401		—	6,455	—
Ordinary development cost and other		2,345		179	2,046	155
Amortization of present value discount		(541)		(522)	(472)	(455)
Gain on transaction of forward exchange contract		—		(343)	—	(299)
Gain on disposal of property and equipment		(65)		(679)	(57)	(592)
Gain on disposal of long-term investment securities		(108)		(70)	(94)	(61)
Gain on foreign currency translation		(5,154)		(133)	(4,495)	(117)

		142,434		127,538	124,223	111,231

Changes in assets and liabilities resulting from operations:
Increase in inventories		(4,975)		(9,371)	(4,338)	(8,174)
Increase in forward exchange contract		—		(1,545)	—	(1,347)
Decrease (Increase) in trade receivables		(10,848)		2,145	(9,461)	1,871
Decrease (Increase) in accounts receivable-other		366		(6,702)	319	(5,845)
Increase in accrued income		(4,019)		(1,491)	(3,505)	(1,300)
Decrease (Increase) in advanced payments		792		(197)	691	(172)
Increase in prepaid expenses		(4,223)		(4,568)	(3,683)	(3,984)
Decrease in prepaid income tax		2,026		3,134	1,767	2,733
Decrease in long-term prepaid expenses		274		274	239	239
Decrease in trade payables		(4,521)		(15,225)	(3,943)	(13,278)
Decrease in advances received		(217)		(560)	(189)	(488)
Decrease in long-term advances received		(293)		(310)	(256)	(270)
Increase in withholdings		1,217		2,364	1,061	2,062
Decrease in other accounts payable		(44,726)		(35,700)	(39,008)	(31,136)
Increase (Decrease) in accrued expenses		(5,562)		2,449	(4,851)	2,136
Increase (Decrease) in other current liabilities		(117)		1,855	(102)	1,618
Increase (Decrease) in other long-term liabilities		854		(151)	745	(132)
Payments of severance indemnities		(777)		(748)	(678)	(652)
Decrease in payments to National Pension		5		9	4	8
Write-off of trade receivables		(1,514)		(72)	(1,320)	(63)

		(76,258)		(64,410)	(66,508)	(56,174)

Net cash flows provided by operating activities		60,735		9,325	52,970	8,133

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of short-term investment securities	W	187	W	7,769	$163	$6,776
Collection of short-term financial instruments		264,512		44,523	230,692	38,830
Redemption of short-term loans		2,432		620	2,121	541
Redemption of long-term loans		1,051		962	917	839
Proceeds from disposal of long-term investment securities		—		73	—	64
Refund of key-money deposits		4,619		8,365	4,028	7,295
Proceeds from disposal of property and equipment		1,754		1,896	1,530	1,654
Acquisition of short-term financial instruments		(231,710)		(76,130)	(202,084)	(66,396)
Purchase of short-term investments		—		(11,645)	—	(10,156)
Extension of short-term loans		(163)		(214)	(142)	(187)
Extension of long-term loans		(1,423)		(737)	(1,241)	(643)
Acquisition of long-term financial instruments		—		(2)	—	(2)
Payment of key-money deposits		(3,575)		(590)	(3,118)	(515)
Acquisition of property and equipment		(9,417)		(50,313)	(8,213)	(43,880)
Acquisition of intangibles		(262)		(4,407)	(229)	(3,843)

Net cash flows provided by (used in) investing activities		28,005		(79,830)	24,424	(69,623)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings		—		100,000	—	87,214
Proceeds from long-term debt		216,129		40,000	188,496	34,886
Proceed from issuance of debentures		—		181,304	—	158,123
Repayment of short-term borrowings		(163,000)		—	(142,159)	—
Repayment of long-term debt		(116,327)		(258,713)	(101,454)	(225,635)
Decrease in Asset Backed Securities loans		(32,510)		(29,714)	(28,354)	(25,915)

Net cash flows provided by (used in) financing activities		(95,708)		32,877	(83,471)	28,673

NET DECREASE IN CASH AND CASH EQUIVALENTS		(6,968)		(37,628)	(6,077)	(32,817)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		196,128		278,511	171,052	242,902

CASH AND CASH EQUIVALENTS, END OF PERIOD	W	189,160	W	240,883	$164,975	$210,085

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2004		2003		2004	2003
	(In millions)				(In thousands)
NON-CASH TRANSACTIONS:
Transfer of long-term loans to current portion	W	3,740	W	1,006	$3,262	$877
Transfer of inventories to property and equipments		5,028		11,254	4,385	9,815
Transfer of debentures to current portion		20,000		88,705	17,443	77,364
Transfer of long-term debt to current portion		13,637		45,010	11,893	39,255
Transfer of long-term obligation under capital leases to current portion		14,433		8,923	12,588	7,782
Transfer of long-term Asset Backed Securities payable to current portion		—		32,510	—	28,353
Recognition of loss on valuation of long-term investment securities as capital adjustments		681		603	594	526
Transfer of construction-in-progress to property and equipments		9,501		59,627	8,286	52,003
Acquisition of property and equipment under long-term lease obligation		9,025		—	7,871	—
Transfer of investment securities using the equity method to long-term investment		16,935		—	14,770	—
Transfer of provision for severance indemnities to construction in progress		133		363	116	317
Transfer of depreciation to construction in progress		154		137	134	119
Transfer of prepaid expenses to long-term present value discount		7,495		—	6,537	—
Receivable from disposal of investment securities		1,111		—	969	—

E)	Notes to Financial Statements

We have reviewed the accompanying non-consolidated balance sheet of Hanaro Telecom, Inc. (the “Company”) as of June 30, 2004, and the related non-consolidated statements of operations and cash flows for the three-month and six-month periods ended June 30, 2004 and 2003, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2003, which is presented in this report, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated February 12, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2003 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 2, the Company changed useful lives of tangible assets, effective from January 1, 2004, considering the rapid changes of technologies in the telecommunication industry, with which we concur. As a result of the change in accounting estimates, the Company’s depreciation for the six-month period ended June 30, 2004 increased by W5,927 million in comparison with the calculation applying the previous useful lives.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

1. GENERAL:

Hanaro Telecom, Inc. (the “Company”) was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea (“Korea”). The Company was formed following its selection by the Ministry of Information and Communication (“MIC”) on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System (“KOSDAQ”). The Company issued American Depository Receipts (“ADRs”) on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”).

The Company commenced providing local call and high-speed data access, internet and multimedia access, on April 1, 1999 and is providing services in 80 cities, including Seoul, Pusan, Ulsan and Incheon, and 52 counties as of December 31, 2003. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC and commenced providing the service from July 1, 2004.

The Company’s headquarters is located in Joong-Gu, Seoul. The Company has 26 domestic branches and also has invested in several companies such as Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Dreamline Corporation in order to facilitate and strengthen its services.

In common with other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of W1,155.50 to US $1.00 at June 30, 2004, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables, accounts receivable-other and long-term trade receivables for the period ended June 30, 2004 are as follows (won in millions):

Amount
Beginning of period	W40,540
Provision	16,213
Write-offs	(6,552)

End of period	W50,201

Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities Other than those Accounted for Using the Equity Method

(1) Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities’ original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity’s intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company’s share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

Estimated
useful lives
Buildings, building facilities and structures	40 years
Machinery	6 ~ 15 years
Vehicles and other	4 years

The Company changed useful lives of tangible assets, effective from January 1, 2004, to improve financial soundness and usefulness of accounting information, considering the rapid changes of technologies in the telecommunication industry, the Company’s accumulated business experience and the average useful lives used by companies in the same industry. Such changes in accounting estimates increased the Company’s depreciation by W5,927 million for the six-month period ended June 30, 2004 in comparison with the calculation applying the previous useful lives. The changes in the estimated useful lives are as follows:

	Previous	Changed
	useful lives	useful lives
Buildings and structures	50 years	40 years
Machinery (duct line)	8 years	15 years
Machinery (terminal equipment)	8 years	6 years
Vehicles and other	5 ~ 8 years	4 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

Estimated
Useful Lives
Goodwill	5 years
Intellectual proprietary rights	5 ~ 20 years
Cable line usage rights	20 years
Land rights	20 years
Development costs	1 year

Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants are allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as long-term accrued interest.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W25,602 million as of June 30, 2004.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees’ 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W131 million as of June 30, 2004 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the period ended June 30, 2004 are as follows (won in millions):

	Amount
Beginning of period	W	21,873
Severance payments		(2,048)

		19,825
Provision		5,777

End of period	W	25,602

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was W1,155.50 to US $1.00 at June 30, 2004.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date (see Note 19).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the “the minimum value method”). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 17).

Net Income (Loss) per Common Share

Net income (loss) per common share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month and six-month periods ended June 30, 2004 was 462,135 thousand shares and for the three-month and six-month periods ended June 30, 2003 was 302,007 thousand shares.

Net income (loss) for common stock for the three-month and six-month periods ended June 30, 2004 and 2003 are computed as follows (won in millions):

	2004				2003
	Three-month		Six-month		Three-month		Six-month
Net income (loss)	W	15,244	W	9,802	W	(13,606)	W	(67,409)
Dividend for preferred stock		—		—		—		—

Net income (loss) for common Stock	W	15,244	W	9,802	W	(13,606)	W	(67,409)

Adoption of Newly Effective Statement of Korea Accounting Standards

The Company newly adopted the Statements of Korea Accounting Standards No. 13 — “Arbitration of Credits and Obligations,” effective from January 1, 2004, and certain amounts and accounts of prior year’s financial statements are reclassified to conform to the current year’s presentation. This reclassification does not affect the net loss and net assets of the prior period.

3. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of June 30, 2004 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Cash on hand	—	W	1
Passbook accounts	0.1		2,272

	Interest rate
	per annum (%)	Amount
Time deposits	4.05 ~ 4.2		47,501
Time deposits in foreign currency	1.2		23,110
Specified fund trusts	3.67		8,659
Money market fund	3.75 ~ 3.85		28,000
Repurchase agreement	3.85		3,000

		W	112,543

4. SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of June 30, 2004 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Time deposits	3.65 ~ 4.6	W	155,611
Repurchase agreement	3.8 ~ 4.7		17,110
Certificate Deposit	3.88 ~ 3.9		20,000

		W	192,721

Long-term financial instruments as of June 30, 2004 are as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Deposits for checking accounts	—	W	8

5. RESTRICTED DEPOSITS:

As of June 30, 2004, the following deposits are subject to withdrawal restriction as guarantee for borrowings, checking accounts, severance payment and other reasons (won in millions):

	Amount
Short-term financial instruments	W	139,421
Long-term financial instruments		8

	W	139,429

6. SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of June 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Book value
Held-to-maturity securities:
Collateralized Bond Obligation	W	450	W	302

7. LONG-TERM INVESTMENT SECURITIES:

(1)	Long-term investment securities as of June 30, 2004 consist of the following (won in millions):

	Ownership
	percentage (%)	Amount
Available-for-sale securities:
Listed equity securities:
LG Telecom, Ltd.	0.37	W	3,309
Net secure Technology, Inc.	0.76		47
C.C.S., Inc.	7.22		1,513

			4,869

Investments in affiliates (unlisted equity securities):
Hanaro Telecom America, Inc.	100.00		22

	Ownership
	percentage (%)	Amount
Other non-listed equity securities:
Dreamline Co.	14.18	W	16,935
Korea Information Assurance, Inc.	0.47		100
Korea Cable TV Media Center. Inc.	4.32		500
CCR Inc.	2.08		484
Dauinternet, Inc.	0.71		28
Others			1,256

			19,303

Investments in funds:
Engineering Benevolent Association	0.02		14
KDBC Hanaro Interventure Fund	31.00		2,598

			2,612

			26,806

Held-to-maturity securities:
Debt securities:
G.P.S. Korea Inc.			2
New KB STAR Guarantee ABS Specialty Co., Ltd.			1,120

			1,122

		W	27,928

(2)	Listed equity securities as of June 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Fair value
LG Telecom Co., Ltd.	W	5,396	W	3,309
Netsecure Technology, Inc.		1,399		47
C.C.S., Inc.		4,740		1,513

	W	11,535	W	4,869

(3)	Investments in affiliates as of June 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Net asset value		Book value
Hanaro Telecom America, Inc.	W	22	W	300	W	22
Others		1,440		133		—

	W	1,462	W	433	W	22

In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than W7,000 million as of the prior year end.

(4) Other non-listed equity securities as of June 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Net asset value		Book value
Dreamline Co.	W	39,530	W	17,632	W	16,935
Korea Information Assurance Inc.		100		84		100
Korea Cable TV Media Center. Inc.		500		448		500
CCR Inc.		1,780		357		484
Dauinternet, Inc.		1,100		21		28
Others		6,606		1,326		1,256

	W	49,616	W	19,868	W	19,303

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(5)	Debt securities as of June 30, 2004 are as follows (won in millions):

	Amount
	Acquisition cost		Book value
Subordinate debt investments:
G.P.S. Korea Inc.	W	2	W	2
New KB STAR Guarantee ABS Specialty Co., Ltd.		1,120		1,120

	W	1,122	W	1,122

8. INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1)	Investment securities using the equity method as of June 30, 2004 are as follows (won in millions):

	Ownership
	percentage (%)	Book value
Hanaro Web (n) TV	90.91	W	8,117
Hanaro Realty Development & Management Co., Ltd.	99.99		3,242
Hanaro Telephone & Internet Information, Inc.	99.99		—

		W	11,359

(2)	Gain (loss) on valuation of equity securities for the three-month and six-month periods ended June 30, 2004 is as follows (won in millions):

							Gain (Loss)
	Acquisition		Net asset		Beginning
	cost		value		of period		Three-month		Six-month		Book value
Hanaro Web (n) TV	W	17,309	W	6,602	W	8,917	W	(428)	W	(800)	W	8,117
Hanaro Realty Development & Management Co., Ltd.		2,500		3,242		2,955		198		287		3,242

							Gain (Loss)
	Acquisition		Net asset		Beginning
	cost		value		of period		Three-month		Six-month		Book value
Hanaro Telephone & Internet Information, Inc.		1,900		(958)		—		(1,900)		(1,900)		—

	W	21,709	W	8,886	W	11,872	W	(2,130)	W	(2,413)	W	11,359

The Company reclassified the Hanaro Telephone & Internet Information, Inc. into investment securities using the equity method from long-term investment securities considering the significant decrease of its net asset as of June 30, 2004.

(3)	Changes in the difference between acquisition cost and net asset value at time of acquisition for the three-month and six-month periods ended June 30, 2004 are as follows (won in millions):

			Amortization
	Beginning of period		Three-month		Six-month		End of period
Hanaro Web (n) TV	W	3,030	W	757	W	1,515	W	1,515

9. LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of June 30, 2004 are as follows (won in millions):

		Amount
	Interest per
	annum (%)	Short-term		Long-term
Loans to employees for share ownership	—	W	11,151	W	2,124
Loans to employees for housing	2.0		1,474		8,524
Other	—		104		48
Less: discount on present value			(172)		(1,805)

		W	12,557	W	8,891

10. PROPERTY AND EQUIPMENT:

Changes in property and equipment for the six-month period ended June 30, 2004 are as follows (won in millions):

	Amount
	Beginning of
	period		Increase		Decrease		End of period
Land	W	155,194	W	1,991	W	—	W	157,185
Buildings		300,429		746		177		300,998
Structures		192		—		—		192
Machinery		3,287,080		75,439		21,830		3,340,689
Vehicles		344		—		38		306
Other		45,331		876		7,526		38,681
Construction in progress		23,849		23,414		20,735		26,528
Machinery in transit		61		133		194		—

		3,812,480		102,599		50,500		3,864,579

Less: Accumulated depreciation
Buildings		22,475		4,204		14		26,665
Structures		16		2		—		18
Machinery		1,222,402		201,188		8,919		1,414,671
Vehicles		168		176		38		306
Other		24,425		13,727		6,194		31,958

		1,269,486		219,297		15,165		1,473,618

	W	2,542,994					W	2,390,961

Depreciable assets are insured for fire and other casualty losses up to W2,482,198 million as of June 30, 2004.

The market value of the Company’s land based on the official price of land (published by Ministry of Construction and Traffic) is W171,166 million as of June 30, 2004.

11. INTANGIBLES:

(1)	Changes in intangibles for the six-month period ended June 30, 2004 are as follows (won in millions):

	Beginning of period		Acquisition		Amortization		End of period
Goodwill	W	257	W	2,940	W	311	W	2,886
Intellectual proprietary rights		8		—		4		4
Land rights		66		—		2		64
Development costs		2,716		527		1,732		1,511
Cable line usage rights		45,388		242		1,278		44,352

	W	48,435	W	3,709	W	3,327	W	48,817

(2)	W1,841 million of ordinary research and development costs were charged to expense as incurred for the six-month period ended June 30, 2004.

12. LEASES:

(1)	The Company has operating lease agreements for the rights to use automobiles with Avis Rent A Car Co. The payment schedule for the operating leases is as follows (won in millions):

Year	Automobiles
2004.7 ~ 2005.6	W	849
2005.7 ~ 2006.6		706
2006.7 ~ 2007.6		152

	W	1,707

(2)	The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital Co., Ltd., Yonhap Capital Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of June 30, 2004, the acquisition cost of machinery and equipment under capital leases was W191,997 million and depreciation expense related to the these capital leases for the six-month period ended June 30, 2004 amounts to W5,976 million.

The future annual payments under these capital lease agreements as of June 30, 2004 are as follows (won in millions):

	Amount
Year	Principal		Interest		Total
2004.7 ~ 2005.6	W	55,037	W	4,354	W	59,391
2005.7 ~ 2006.6		27,164		1,424		28,588
2006.7 ~ 2007.6		7,482		262		7,744
2007.7 ~ 2008.6		579		20		599

		90,262	W	6,060	W	96,322

Less: Current portion		(55,037)

	W	35,225

13. LONG-TERM DEBT AND DEBENTURES:

(1)	Long-term debt in local currency as of June 30, 2004 is as follows (won in millions):

	Interest rate
	per annum (%)	Amount
Information promotion fund	4.37~7.25	W	81,526
Syndication loan	7.15~8.63		79,847
General loans	6.99~8.63		55,000

			216,373
Less: Current portion			(44,750)
Discount on present value			(2,447)

		W	169,176

On April 18, 2002, the Company transferred the beneficiary certificates of W 207,000 million for the trust amount of W 226,800 million issued by Kookmin Bank to Hana Dream Limited Co. (“Hanadream”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans (ABL) amounting to W 207,000 million on April 25, 2002, of which the subordinate loan of W 7,000 million was loaned by the Company and W 200,000 million was loaned by the banks. The proceeds of W 200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference between the trade receivables and the reduced long-term debt as interest expense. The ABL repayment was completed as of June 30, 2004 and W 398 million was recorded as interest expense for the six-month period ended June 30, 2004.

(2)	Long-term debt in foreign currency as of June 30, 2004 is as follows (won in millions, dollar in thousands):

	Interest rate
	per annum (%)	US dollars	Won equivalent
Syndication loan	4.49	$201,810	W	233,191
Less: Current portion		—		—
Discount on present value		(6,312)		(7,293)

		$195,498	W	225,898

(3)	Debentures as of June 30, 2004 are as follows (won in millions):

	Interest rate per
	annum (%)	Due	Amount
15th	7.84	2001~2004		15,000
17-2nd	6.00	2002~2004		40,000
19-1st	6.00	2002~2004		80,000
19-2nd	6.00	2002~2005		20,000
20th	6.38	2002~2005		100,000
21st	6.00	2002~2005		170,000
23rd	6.00	2003~2006		190,000
24th	8.59	2003~2005		16,000

				631,000
Less: Current portion				(271,000)
Discount on present value				(3,452)

			W	356,548

(4)	The warrants on the bonds with stock warrants (“18th debenture”) is 15% or US$ 15,000 thousands (3,963,600 shares), unexercised as of June 30, 2004 and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00.

As of June 30, 2004, for the warrants on the bonds with stock warrants (“13th debenture), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

(5)	On November 13, 2003, the Company entered into the syndication loan agreement with Development Bank of Singapore, JP Morgan Chase, ABN Amro, Korea Exchange Bank, Korea Development Bank and other financial institutions. The loan agreement approximates to W720 billion (won currency loan of W224,684 million and US$ currency loan of US$ 416,232 thousand), which includes term loan of W660 billion with a maturity of five years and revolving loan of W60 billion. The outstanding balance of this syndication loan as of June 30, 2004 is W313,038 million (long-term debt in local currency of W79,847 million and long-term debt in foreign currency of W233,191 million).

In relation to the above syndication loan, the Company’s buildings are pledged as collateral up to W531,411 million; machinery, of which book value is W1,749,300 million as of March 31, 2004, are provided as assignable mortgage; some intellectual property rights are pledged as collateral. In addition, the Company transferred its rights as an insurance beneficiary on the pledged buildings and machinery.

(6)	The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of June 30, 2004 is as follows (won in millions and dollar in thousands):

					Long-term debt in foreign currency
Year	Debentures		Long-term debt		U.S. dollar	Won equivalent		Total
2005.6	W	271,000	W	44,750	$—	W	—	W	315,750
2006.6		360,000		68,343	15,136		17,489		445,832
2007.6		—		40,284	55,498		64,128		104,412
2008.6		—		40,275	85,769		99,106		139,381
2009.6		—		22,721	45,407		52,468		75,189

	W	631,000	W	216,373	$201,810	W	233,191	W	1,080,564

(7)	Other than collateral provided to the syndication loan consortium described in the Note 13 (5), property and equipment of W98,566 million and short-term financial instruments of W34,410 million are pledged as collateral for long-term debt as of June 30, 2004.

(8)	According to the covenants, debentures of 17-2nd, 19-1st, 19-2nd, 20th, 21st and 23 rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose its property and equipment of more than the amount of W750 billion ~ W1,000 billion in each fiscal year.

14. ADVANCES RECEIVED:

In October 2001, the Company transferred the beneficiary certificates of W309,000 million for the trust amount of W341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. (“Hanafos”) in exchange for the right to receive certain of the Company’s future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to W309,000 million on October 31, 2001, of which a subordinate debt investment of W9,000 million was purchased by the Company and W300,000 million was purchased by third party investors. The proceeds of W300,000 million from the issuance of ABS by Hanafos were remitted to the Company. The ABS repayment was completed as of June 30, 2004 and W490 million was recorded as asset backed securities payable expense for the six-month period ended June 30, 2004.

15.     DERIVATIVES:

(1)     Swap Contracts

With reference to the Company’s issuance of the 20th debenture (Floating Rate Note) and syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Industrial Bank of Korea and Korea Development Bank to hedge the risk of floating interest rates. In relation to the valuation of these swap contracts, the Company recorded W13,494 million of valuation loss as a capital adjustment and liability as of June 30, 2004 (won in millions and dollar in thousands).

Financial						Valuation loss on
institution	Contract period	Floating rate (%)	Fixed rate (%)	Contract amount		interest swap
IBK	2002.5~2005.5	Government bond rate+1.95	9.90	W	100,000	W	2,854
KDB	2003.12~2008.11	LIBOR+3.25	7.72		$63,065		3,553
KDB	2004.2~2008.11	LIBOR+3.25	7.60		$138,744		7,087

						W	13,494

(2)     Forward Exchange Contracts

The Company entered into foreign currency forward contracts, relating to time deposits and syndication loan in foreign currency, with Development Bank of Singapore and Korea Development Bank to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded W137 million and W3,728 million of loss on forward exchange valuation for the three-month and six-month periods ended June 30, 2004, respectively, and W3,554 million of forward exchange contracts (current liabilities) as of June 30, 2004 (dollar in thousands).

Contract period	Fixed exchange rate	Contract amount
2003.12~2008.11	W 1,190.00 /$	US$	63,065
2004.2~2008.11	W 1,166.20 /$		138,744
2004.4~2004.7	W 1,149.30 /$		20,000

		US$	221,809

16.     SHAREHOLDERS’ EQUITY:

(1)     Capital Stock

The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of June 30, 2004.

(2)	The changes in shareholders’ equity for the six-month period ended June 30, 2004 are as follows (won in millions):

		Amount
			Paid-in capital in
	Number of	Common	excess of		Capital
	shares	stock	par value	Deficits	adjustments	Total
Beginning of period	462,135,180	W2,310,676	W344,642	W(874,573)	W(22,390)	W1,758,355
Net income		—	—	9,802	—	9,802
Stock options		—	—	—	554	554
Gain on valuation of long- term investment securities		—	—	—	8,461	8,461
Loss on valuation of interest swap	—	—	—	—	(435)	(435)

End of period	462,135,180	W2,310,676	W344,642	W(864,771)	W(13,810)	W1,776,737

17.     STOCK OPTION PLAN:

The Company entered into stock option agreements with the Ex-Chief Executive Officer, senior managers, and employees of the Company. The details of the stock options granted as of June 30, 2004 are as follows (won in millions):

		Number	Exercise			Exercise
Grant date	Employee	of shares	price/share		Methods	period
1999.3.1	Ex-CEO	50,000	W	5,630	New stock issue	2002.3.1~2007.2.28
1999.10.1	Senior managers	120,000		19,910	New stock issue	2002.10.1~2007.9.30
2000.3.17	Senior managers & Employees	1,551,153		17,750	New stock issue	2003.3.18~2008.3.17

The Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of W8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the three-month and six-month periods ended June 30, 2004 are W233 million and W554 million, respectively, and W6,470 million was recorded as capital adjustment as of June 30, 2004.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

Had the compensation cost for the Company’s stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company’s ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced (increased) as follows (won in millions, except per share amount):

	2004				2003
	Three-month		Six-month		Three-month		Six-month
Ordinary income (loss)	W	14,989	W	9,158	W	(14,042)	W	(68,282)
Net income (loss)	W	14,989	W	9,158	W	(14,042)	W	(68,282)
Ordinary income (loss) per share	W	32	W	20	W	(46)	W	(226)
Net income (loss) per share	W	32	W	20	W	(46)	W	(226)

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

18.     OPERATING EXPENSES:

Operating expenses for the three-month and six-month periods ended June 30, 2004 and 2003 are as follows (won in millions):

	2004		2003
	Three-month	Six-month	Three-month	Six-month
Salaries and wages	W 16,860	W 33,557	W 15,209	W 30,480
Provision for severance indemnities	2,085	5,257	2,988	5,838
Employee benefits	5,091	9,358	3,519	7,478
Rent	1,424	2,922	3,566	11,522
Depreciation and amortization	107,563	222,343	104,481	204,858

	2004		2003
	Three-month	Six-month	Three-month	Six-month
Advertising	10,146	17,206	5,761	14,369
Ordinary research and development cost	988	1,841	1,437	2,718
Bad debt	7,845	16,213	6,043	9,849
Telecommunication equipment lease expenses	35,042	73,240	40,251	83,643
Utilities	4,852	9,996	4,282	8,734
Maintenance	15,864	30,822	13,634	26,473
Selling expenses	104	375	1,657	6,143
Sales commissions	46,629	88,418	60,381	118,222
Interconnection charges	31,116	65,506	32,655	65,545
Commissions	27,595	52,562	24,426	52,502
Outsourcing services	1,389	2,214	853	1,959
Other	7,883	14,727	5,282	11,558

	W 322,476	W 646,557	W 326,425	W 661,891

19.     INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 27.5 and 29.7 percent in 2004 and 2003, respectively. For the six-month periods ended June 30, 2004 and 2003, the Company did not recognize income tax expense due to net loss.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years’ tax losses, tax credits and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of June 30, 2004 and 2003 are as follows (won in millions):

	2004	2003
Accrued severance indemnities	W17,030	W15,818
Valuation gain on trading securities	—	(10)
Impairment loss on investment securities	15,786	10,308
Present value discount	(7,360)	3,549
Long-term interest payables	—	13,199
Bad debt expense	46,426	23,582
Accrued income	(2,478)	(5,991)
Loss on investment securities using the equity method	32,973	6,052
Loss on disuse of property and equipments	37,180	—
Others	4,972	211

	144,529	66,718
Statutory tax rate (%)	27.5	29.7

Deferred income tax assets	W39,745	W19,815

As of June 30, 2004 and 2003, the Company did not recognize deferred tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.

20.     RELATED PARTY TRANSACTIONS:

Significant transactions with subsidiaries for the three-month and six-month periods ended June 30, 2004 and 2003, and account balances with subsidiaries as of June 30, 2004 and 2003 are as follows (won in millions):

	Three-month		Six-month		Account balances
		Operating		Operating	Key-money	Accounts
2004	Revenue	expenses	Revenue	expenses	deposits	payable
Hanaro Realty Development & Management Co., Ltd.	W13	W4,900	W26	W8,783	W1,411	W1,761
Hanaro Telephone & Internet Information, Inc.	11	8,523	14	15,996	102	2,200
Hanaro Web (n) TV	1	864	10	1,701	98	43
Hanaro Telecom America, Inc.	—	—	—	512	—	1,622

	W25	W14,287	W50	W26,992	W1,611	W5,626

	Three-month		Six-month		Account balances
		Operating			Operating
2003	Revenue	expenses	Revenue	Revenue	expenses	Revenue
Hanaro Realty Development & Management Co., Ltd.	W18	W5,174	W38	W10,519	W1,413	W1,784
Hanaro Telephone & Internet Information, Inc.	4	8,104	9	16,797	—	2,352
Hanaro Web (n) TV	69	1,061	80	1,860	141	10
Hanaro Telecom America, Inc.	—	1,332	—	4,271	—	1,622

	W91	W15,671	W127	W33,447	W1,554	W5,768

21.     COMMITMENTS AND CONTINGENCIES:

(1)	The Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., LG Card Services Corp. and Samsung Card Co., Ltd. in connection with its borrowings and lease agreements.

(2)	The Company has provided US$ 100 thousand of payment guarantees to the Korea Exchange Bank in connection with the international telephone service arrangement contract with SingTel.

(3)	The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.

22.     SEGMENT INFORMATION:

The Company’s reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the three-month and six-month periods ended June 30, 2004 is as follows (won in millions):

			Broadband
Three-month	Voice	Leased Line	Service	Others	Total
Revenue	W71,285	W9,556	W249,090	W33,021	W363,132
Operating income (loss)	(691)	850	41,511	(1,014)	40,656
Tangible and intangible assets	456,486	67,595	1,642,690	273,007	2,439,778
Depreciation and amortization	11,916	2,161	79,761	13,725	107,563

Six-month
Revenue	W135,469	W19,595	W494,708	W62,655	W712,427
Operating income (loss)	(9,190)	2,429	80,181	(7,550)	65,870
Tangible and intangible assets	456,486	67,595	1,642,690	273,007	2,439,778
Depreciation and amortization	24,394	4,382	163,728	29,839	222,343

Segment information for the three-month and six-month periods ended June 30, 2003 is as follows (won in millions):

			Broadband
Three-month	Voice	Leased Line	Service	Others	Total
Revenue	W62,676	W9,474	W246,223	W26,063	W344,436
Operating income (loss)	(5,976)	5,393	31,158	(12,564)	18,011
Tangible and intangible assets	538,070	19,206	1,959,510	226,997	2,743,783
Depreciation and amortization	17,094	579	76,387	10,421	104,481

Six-month
Revenue	W120,551	W18,643	W483,636	W50,719	W673,549
Operating income (loss)	(19,219)	2,415	49,560	(21,098)	11,658
Tangible and intangible assets	538,070	19,206	1,959,510	226,997	2,743,783
Depreciation and amortization	32,625	3,743	148,265	20,225	204,858

4.	Consolidated Financial Statements

A)	Summarized Consolidated Financial Statements

(Unit: KRW million)

Description	2003	2002	2001	2000
[Current Asset]	679,236	749,559	734,077	709,140

Quick assets	677,942	738,678	719,387	677,769
Inventories	1,295	10,881	14,691	31,371

[Non-current Asset]	2,707,311	3,355,226	3,370,188	2,642,106

Investment Securities	104,909	198,730	222,657	166,927
Property and Equipment	2,550,921	3,134,314	3,146,589	2,438,865
Intangible Asset	51,481	22,182	943	36,315

Total Assets	3,386,548	4,104,785	4,104,265	3,351,246

[Current Liabilities]	796,850	1,605,367	1,038,013	749,628
[Non-current Liabilities]	831,795	983,920	1,497,860	934,539

Total Liabilities	1,628,645	2,589,287	2,535,874	1,684,168

Minority Interest	599	145,477	147,098	1,457
[Paid-in Capital]	2,310,676	1,396,613	1,320,000	1,320,000
[Capital in excess of par value]	332,220	689,758	689,431	689,175
[Retained Earning]	(871,614)	(710,804)	(590,365)	(343,539)
[Capital Adjustment]	(13,978)	(5,546)	2,227	(15)

Total Shareholders’ Equity	1,757,903	1,515,499	1,568,392	1,667,078

Revenue	1,383,486	1,417,854	830,720	342,804
Operating Profit	70,694	21,428	(170,614)	(304,611)
Ordinary Profit	(160,912)	(127,678)	(248,808)	(307,087)
Ordinary Profit after Income Tax Expense	(161,214)	(128,761)	(248,843)	(307,144)
Net Income	(161,299)	(125,025)	(245,902)	(305,170)

Consolidated Subsidiaries	5	7	10	8

B)	Accounting standards and other information

•	The Company and its domestic subsidiaries maintain their official accounting records in KRW and prepare statutory consolidated financial statements in Korean in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”).

•	Change of Consolidated Subsidiaries in the last 3 years

	Name of	Newly Included in	Disaffiliated from
	Consolidated Subsidiaries	Consolidated Subsidiaries	Consolidated Subsidiaries
2003	Hanaro Telecom, Inc. and 4 others	—	Dreamline Corporation and 1 other
2002	Hanaro Telecom, Inc. and 6 others	Hanaro Telephone & Internet Information, Inc.	Hanaro Technology, Inc. and 3 others
2001	Hanaro Telecom, Inc. and 9 others	Hanaro Telecom, Inc. and 9 others	—

C)	Consolidated Financial Statements

•	Consolidated balance sheets (As of the end of December 31, 2003 and 2002)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
ASSETS	2003		2002		2003	2002
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	W	199,548	W	306,118	$167,406	$256,810
Short-term financial instruments (Notes 4 and 5)		219,872		150,499	184,456	126,258
Short-term investment securities (Note 6)		389		18,951	326	15,898
Trade receivables, net of allowance for doubtful accounts of W37,504 million in 2003 and W18,137 million in 2002, and discount on present value of W5 million in 2003		208,503		229,867	174,919	192,841
Short-term loans, net of discount on present value of W596 million in 2003 and W189 million in 2002 (Note 9)		14,458		7,194	12,129	6,035
Accounts receivable-other, net of allowance for doubtful accounts of W2,899 million in 2003 and W3,033 million in 2002		2,820		7,032	2,366	5,899
Accrued income		6,313		5,319	5,296	4,462
Prepaid expenses		21,935		8,980	18,402	7,534
Prepaid income tax		2,353		4,458	1,974	3,740
Advanced payments		1,577		261	1,323	219
Forward exchange contracts (Note 16)		173		—	145	—
Inventories		1,295		10,880	1,087	9,129

		679,236		749,559	569,829	628,825

NON-CURRENT ASSETS:
Long-term financial instruments (Notes 4 and 5)		7		23	6	19
Long-term investment securities (Note 7)		23,764		56,528	19,936	47,423
Investment securities using the equity method (Note 8)		9,565		—	8,024	—
Long-term trade receivables, net of discount on present value of W680 million in 2003 (Note 2)		1,038		—	871	—
Long-term loans, net of discount on present value of W2,525 million in 2003 and W5,194 million in 2002 (Note 9)		13,483		48,478	11,311	40,669
Key-money deposits		43,928		79,530	36,852	66,720
Long-term prepaid expenses		12,893		13,990	10,816	11,737
Deferred income tax assets (Note 20)		232		181	195	152
Property and equipment, net (Notes 10, 12, 14 and 23)		2,550,921		3,134,314	2,140,034	2,629,458
Intangibles (Notes 11 and 23)		51,481		22,182	43,190	18,609

		2,707,312		3,355,226	2,271,235	2,814,787

Total Assets	W	3,386,548	W	4,104,785	$2,841,064	$3,443,612

					Translation into
	Korean Won				U.S. Dollars (Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY	2003		2002		2003	2002
	(In millions)				(In thousands)
CURRENT LIABILITIES:
Trade payables	W	32,951	W	77,332	$27,643	$65,876
Other accounts payable		116,632		181,196	97,846	152,010
Short-term borrowings (Note 13)		163,000		63,000	136,745	52,852
Advances received		3,321		6,491	2,786	5,445
Accrued expenses		59,982		47,922	50,320	40,203
Withholdings		21,210		16,182	17,794	13,576
Income tax payable		179		1,826	150	1,532
Current portion of Asset Backed Securities payable (Note 15)		32,510		146,024	27,273	122,503
Current maturities of long-term debt, net of discount on debentures of W3,476 million in 2003 and W5,249 million in 2002, and present value discount of W1,698 million in 2003, and accrued interest of W8,246 million in 2002 (Notes 12 and 14)		352,226		1,041,343	295,492	873,610
Forward exchange contracts		—		1,888	—	1,584
Interest swap (Note 16)		13,058		5,632	10,955	4,725
Deposits received		1,781		16,531	1,494	13,868

		796,850		1,605,367	668,498	1,346,784

LONG-TERM LIABILITIES:
Long-term debt, net of current portion (Note 14)		242,523		213,233	203,459	178,887
Debentures, net (Note 14)		481,753		617,647	404,155	518,160
Long-term obligation under capital leases (Note 12)		48,570		38,087	40,747	31,952
Long-term Asset Backed Securities payable (Note 15)		—		72,369	—	60,712
Long-term advances received		14,315		15,504	12,009	13,007
Accrued severance indemnities, net (Note 2)		23,876		24,094	20,030	20,213
Long-term deposits received		20,711		2,569	17,376	2,156
Deferred income tax liabilities (Note 20)		47		417	39	350

		831,795		983,920	697,815	825,437

Total Liabilities		1,628,645		2,589,287	1,366,313	2,172,221

COMMITMENTS AND CONTINGENCIES (Note 22)
SHAREHOLDERS’ EQUITY (Note 1):
Capital stock (Note 17)		2,310,676		1,396,613	1,938,487	1,171,655
Paid-in capital in excess of par value (Note 17)		340,777		688,951	285,887	577,979
Other capital surplus		(8,557)		807	(7,179)	677
Accumulated deficit		(871,614)		(710,804)	(731,220)	(596,312)
Capital adjustments:
Stock compensation (Note 18)		5,916		4,541	4,963	3,810
Valuation loss on available-for-sale securities, net (Note 7)		(6,806)		(4,430)	(5,710)	(3,716)
Valuation loss on available-for-sale securities using the equity method		(7)		—	(6)	—
Valuation loss on interest swap (Note 16)		(13,058)		(5,633)	(10,955)	(4,726)
Foreign-based operations translation debit		(22)		(24)	(18)	(20)
Minority interest		598		145,477	502	122,044

Total Shareholders’ Equity		1,757,903		1,515,498	1,474,751	1,271,391

Total Liabilities and Shareholders’ Equity	W	3,386,548	W	4,104,785	$2,841,064	$3,443,612

•	Consolidated statements of operations (For the years ended December 31, 2003 and 2002)

					Translation into
	Korean Won				U.S. Dollars (Note 2)
	2003		2002		2003	2002
	(In millions,				(In thousands,
	except per share amount)				except per share amount)
OPERATING REVENUE (Note 23)	W	1,383,486	W	1,417,854	$1,160,643	$1,189,475
OPERATING EXPENSES (Note 19)		1,312,792		1,396,426	1,101,336	1,171,489

OPERATING INCOME		70,694		21,428	59,307	17,977

NON-OPERATING INCOME:
Interest income		18,465		32,761	15,491	27,484
Dividend income		—		2,935	—	2,462
Gain on disposal of short-term investment securities		315		1,718	264	1,441
Gains on disposal of long-term investment securities		145		2,658	122	2,230
Gain on disposal of property and equipment		1,102		93	924	78
Gain on foreign currency transactions		267		1,560	224	1,309
Gain on foreign currency translation		19		17,064	16	14,315
Gain on early redemption of debentures (Note 14)		870		—	730	—
Gain on valuation of forward exchange contract (Note 16)		173		—	145	—
Gain on transaction of forward exchange contract (Note 16)		343		186	288	156
Gain on disposal of intangible assets		—		1,646	—	1,381
Gain on realization of negative goodwill		—		3,093	—	2,595
Other		5,273		6,651	4,424	5,580

		26,972		70,365	22,628	59,031

NON-OPERATING EXPENSES:
Interest expense (Note 14)		139,330		169,412	116,888	142,124
Asset Backed Securities payable expense (Note 15)		9,028		22,293	7,574	18,702
Loss on foreign currency transactions		764		428	641	359
Loss on foreign currency translation		138		260	116	218
Loss on disposal of short-term investment securities		2,117		—	1,776	—
Loss on disposal of long-term investment securities		—		1,149	—	964
Loss on valuation of trading securities		307		2,838	258	2,381
Impairment loss on short-term investment securities		940		600	789	503
Impairment loss on long-term investment securities (Note 7)		3,385		6,357	2,840	5,333
Donations		800		335	671	281
Loss on early redemption of debentures (Note 14)		308		5,072	258	4,255
Loss on valuation using the equity method (Note 8)		23,142		—	19,414	—
Loss on disposal of property and equipment		1,326		5,606	1,112	4,703
Loss on disuse of property and equipment (Note 10)		61,333		—	51,454	—
Loss on valuation of forward exchange contract		—		1,888	—	1,584
Other (Note 2)		15,660		3,233	13,137	2,713

		258,578		219,471	216,928	184,120

ORIDINARY LOSS BEFORE INCOME TAX		(160,912)		(127,678)	(134,993)	(107,112)
INCOME TAX EXPENSE (Note 20)		(302)		(1,083)	(254)	(909)
MINORITY INTEREST SHARE OF LOSS (INCOME)		(85)		3,736	(71)	3,134

NET LOSS	W	(161,299)	W	(125,025)	$(135,318)	$(104,887)

BASIC AND DILUTED LOSS PER SHARE (Note 2)	W	(502)	W	(419)	$(0.42)	$(0.35)

5. Financials by service

(Unit: KRW thousand)

	1H 2004	2003	2002
Voice
1. Revenues	135,468,527	249,041,267	210,921,008
External	135,468,527	249,041,267	210,921,008
Internal	—	—	—

Sub total	135,468,527	249,041,267	210,921,008

2. Operating Profit	-9,189,651	-8,576,808	-12,822,325
3. Assets	456,485,757	558,445,508	161,177,827
(D&A expenses)	(24,393,590)	(60,297,842)	(46,969,497)
Leased Line
1. Revenues	19,595,419	37,992,061	27,829,401
External	19,595,419	37,992,061	27,829,401
Internal	—	—	—

Sub total	19,595,419	37,992,061	27,829,401

2. Operating Profit	2,428,685	4,985,927	-665,026
3. Assets	67,595,074	16,651,955	15,470,556
(D&A expenses)	(4,381,788)	(5,657,131)	(9,962,017)
Broadband Service
1. Revenues	494,708,144	982,692,507	911,766,709
External	494,708,144	982,692,507	911,766,709
Internal	—	—	—
Sub total	494,708,144	982,692,507	911,766,709

2. Operating Profit	80,181,435	118,936,544	22,571,034

3. Assets	1,642,690,124	1,743,777,755	2,398,953,347
(D&A expenses)	(163,728,255)	(315,207,892)	(297,313,607)
Others
1. Revenues	62,655,167	105,610,103	103,342,173
2. Operating profit	-7,550,462	-40,138,357	-3,003,415
3. Assets	273,007,242	272,553,567	161,440,234

IV.     Opinion of Independent Auditors

1.     Opinion of Independent Auditors

A)	Auditors

1H 2004	1H 2003	2003	2002
Deloitte Touche Tohmatsu	Deloitte Touche Tohmatsu	Deloitte Touche Tohmatsu	Deloitte Touche Tohmatsu

B)	Summary of Interim Audit (Review) Process

•	We conducted our reviews in accordance with standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

•	Period of Audit (Review) Process : July 19, 2004 ~ July 23, 2004

•	Auditor’s Opinion

Year	Summarizing of Auditor's Opinion
1H 2004	Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea
1H 2003	Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea.
2003	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2003 and 2002, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea
2002	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea

•	Summary of Particular Situations

Year	Particular Situations
1H 2004	•	The Company changed useful lives of tangible assets, effective from January 1, 2004, considering the rapid changes of technologies in the telecommunication industry, with which we concur. As a result of the change in accounting estimates, the Company’s depreciation for the three-month period ended June 30, 2004 increased by W 5,927 million in comparison with that calculated by applying previous useful lives.
	•	Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
1H 2003	•	Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
2003	•	On November 18, 2003, the Company issued 182,182,500 common shares at W3,200 per share (par value : W5,000) for the specified foreign investors. The discounts at less than par value, which amounts to W 329,062 million, and the issuing cost of W 19,111 million were offset against the existing paid-in capital in excess of par value.
	•	Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application.
2002	•	Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.

2.     Auditing fees for the past 3 years

A)	Auditing fees to external auditors for the past 3 years

			Total Hours of
Year	Auditor	Auditing Fee (KRW)	Service
1H 2004	Anjin Co (Deloitte Touche Tohmatsu)	370,000,000	520
2003	Anjin Co (Deloitte Touche Tohmatsu)	186,000,000	2,500
2002	Anjin Co (Deloitte Touche Tohmatsu)	200,000,000	184

B)	Contracts with auditors for services other than auditing

Fiscal Year	Date of Contract	Description	Term	Fee (KRW)
2003	Jan. 1	Due diligence	3 weeks	65,000,000
2002	Aug. 12	Financial plan to be submitted to the government	7 weeks	70,000,000
	Oct. 28	Modeling and evaluation of customer centers	8 weeks	90,000,000

V. GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES CHART

The Company was formed by a consortium consisting of seven of Korea’s largest conglomerates and telecommunications companies. Currently, the major shareholders, including the largest shareholders, are AIF II NT, Ltd and one other, and other major shareholders include Newbridge Asia HT, LP and 6 others who participated in the transaction approved at an Extraordinary Shareholders’ Meeting(“EGM”) held on October 21, 2003. As of July 31, 2004, our affiliated companies in which the Company owns more than 20% interest are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I, Inc., Hanaro Web(n)TV Co., Ltd., Hanaro Telecom America Inc., M-Commerce Co. Ltd., Hanaro 800 Co., Ltd., and NAWANET Co., Ltd. The Company disposed its entire stakes in PT. Syspol Indonesia on February 19, 2004. Effective from April 28, 2004, M-commerce is no longer our affiliated company.

1.     Governance Structure

A)	Board of Directors (“BOD”)

•	Constitution of BOD

—	Authority of BOD

•	The BOD shall make, by resolutions, decisions on important matters in the ordinary course of business of the Company

•	Matters for which Board Resolutions are required;

•	Annual business plans, budgets, and settlement of accounts;

•	Call for a shareholders’ meeting and the agenda therefore;

•	Enactment, amendment or repeal of important internal regulations;

•	Establishment , removal or closing of branch or other offices of the Company;

•	Borrowing money, except as otherwise provided for in separate regulations where the Representative Director is authorized to borrow money in an amount not exceeding a certain limit;

•	Election or removal of the Representative Director and/or the designated replacement of Representative Director.

•	Issuance of new shares;

•	Acquisition or disposal of material assets;

•	Institution of any important suit or settlement by compromise;

•	Any matters for which a resolution of Board of Directors is required by these Articles of Incorporation;

•	Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;

•	Any other important matters.

—	Disclosure on the personal profile of candidates for board members and nomination by the shareholders.

•	Disclosure prior to a general meeting of shareholders: notified through the invitation letters to a general meeting of shareholders and public disclosure.

•	Nomination by shareholders — no nomination since the extraordinary general meeting of shareholders on Aug. 5, 2003.

—	Board Members (As of August 13, 2004)

Name	Category	Nominator	Remarks
Yoon Chang-bun	Representative Director and CEO	BOD	New Appointment (Aug. 5, 2003)
Nam Young-woo	Non-standing Director	Dacom	Re-appointment (Mar. 28, 2003)
Hong Soon-ho	Non-standing Director	Samsung Electronics	New Appointment (Mar. 29, 2002)
Wilfried Kaffenberger	Non-standing Director	BOD	New Appointment (Nov. 18, 2003)
David Yeung	Non-standing Director	BOD	New Appointment (Nov. 18, 2003)
Cho Min-lae	Outside Director	Outside Director Nominating Committee	New Appointment (Mar. 26, 2004)

Name	Category	Nominator	Remarks
Paul Chen	Outside Director	Outside Director Nominating Committee	New Appointment (Nov. 18, 2003)
Park Byung-moo*	Outside Director	Outside Director Nominating Committee	Re-appointment (Mar. 26, 2004)
Varun Bery	Outside Director	Outside Director Nominating Committee	New Appointment (Mar. 26, 2004)
Park Sung-kyou	Outside Director	Outside Director Nominating Committee	Re-appointment (Nov. 18, 2003)
Kim Sun-woo	Outside Director	Outside Director Nominating Committee	Re-appointment (Nov. 18, 2003)

*	Park Byung-moo was re-appointed as outside director and audit committee member at the 7th AGM on Mar. 26, 2004.

—	Status of Outside Director Candidate Nominating Committee

Name	Outside Director
Kim Sun-woo	Yes
David Yeung	No
Park Byung-moo	Yes

—	Status of Outside Directors

Name	Professional Experience
Park Sung-kyou	The former Chairman and CEO of Daewoo Communications
Kim Sun-woo	Standing Director, Okedongmu Children in Korea
Park Byung-moo	Managing Director, Newbridge Capital
Paul Chen	Managing Director, Newbridge Asia
Cho Min-lae	Executive VP, Corporate Relation, SK Telecom
Varun Bery	Managing Director, TVG Ltd.

—	Management Liabilities Insurance

(Unit : KRW thousand)

Name	Insurance Premium	Insurance Amount	Note
			-Insured: directors including outside directors and officers and the Company
Yoon Chang-bun, other 49 executives and the Company	1,403,730	30,000,000	-Insurance underwriter: American Home Assurance Company Korea, Samsung Fire & Marine Insurance Co., Ltd.
			-Period: Jan. 1, 2004~ Dec. 31, 2004

•	Insured Amount: KRW 30 billion (per each claim and for the whole year)

•	Indemnity Ratio: 100%

•	100% of the insurance premium is paid by the Company

•	Operation of BOD

—	Operating Regulations of BOD

•	Appointment of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she is absent or unable to perform his or her responsibilities

•	Replacement Representative Director in the absence of the Company’s Representative Director

•	Appointment process of directors

•	Convening of Board of Directors

•	Resolutions of Board of Directors

•	Matters for which Board resolution is required

—	Convening of BOD and attendance of outside directors

Number of
Date		Approved/	outside directors
(MM/DD/YY)	Important Agenda	Rejected	attended
1/15/2004	• Approval of Business Plan for Year 2004	Approved as proposed	6 out of 6
• Approval of Write-off of the Idle Telecom Equipment
• Enactment of the Regulations of Compensation Committee
• Amendment of the Operating Regulations of the Board of Directors
• Approval of the Total Compensation limit for the Representative Directors and Officers
2/12/2004	• Approval of Financial Statements for Year 2003	Approved as proposed	5 out of 6
• Approval of Business Reports for Year 2003
• Approval of Investment Ceiling in the Business Plan for Year 2004
• Approval of Related Party Transaction Limit for Year 2004
• Convening of the 7th AGM
2/26/2004	• Addition of the agenda on the 7th AGM	Approved as proposed	3 out of 6
3/5/2004	• Amendment of the agenda on the 7th AGM	Approved as proposed	5 out of 6
3/26/2004	• Appointment of member of the Audit Committee	Approved as proposed	4 out of 6

Date		Approved/	Number of outside directors
(MM/DD/YY)	Important Agenda	Rejected	attended
4/16/2004	• Notice of change in location of head office	Approved as proposed	3 out of 6
6/03/2004	• Acquisition of Hanaro Dream, Inc.	Approved as proposed	6 out of 6
• Amendment of the Code of Ethics
• Amendment of the Audit Committee Regulations

•	Outside Director Candidate Nominating Committee, President Compensation Committee & Officers Compensation Committee

—	Members of Outside Director Candidate Nominating Committee

Name	Position	Remarks
Kim Sun-woo	Outside Director	Chairman
Park Byung-moo	Outside Director	—
David Yeung	Non-standing Director	—

—	Activities of Outside Director Candidate Nominating Committee

Role
Committee	Date	Contents	Approval
The 5th	2/12/2004	• Item 1; Appointment of the Committee Chairman • Item 2; Nomination of outside director candidates	Approved
The 6th	2/26/2004	• Item 1; Nomination of outside director candidates	Approved
The 7th	3/5/2004	• Item 1; Nomination of outside director candidates	Approved

—	Members of President Compensation Committee

Name	Position	Remarks
Park Byung-moo	Outside Director	Chairman
David Yeung	Non-standing Director	—
Paul Chen	Outside Director	—
Wilfried Kaffenberger	Non-standing Director	—

—	Members of Officers Compensation Committee

Name	Position	Remarks
David Yeung	Non-standing Director	Chairman
Yoon Chang-bun	Representative Director	—
Park Byung-moo	Outside Director	—
Paul Chen	Outside Director	—
Wilfried Kaffenberger	Non-standing Director	—

—	Activities of President Compensation Committee & Officers Compensation Committee

Role
Committee	Date	Contents	Approval
The 1st Officers Compensation Committee	1/15/2004	• Item 1; Approval of the compensation plan for the officers	Approved
The 2nd President Compensation Committee	2/12/2004	• Item 1; Approval of CEO Executive Incentive Rate • Item 2; Approval of the stock option program for CEO	Approved
The 2nd Officers Compensation Committee	2/12/2004	• Item 1; Approval of Executive Incentive Pool Determination Rate • Item 2; Approval of the stock option program for Officers	Approved

B)	Auditing System

•	Organization of Auditing System

—	Constitution of Audit Committee (“AC”)

•	AC established pursuant to Article 37-2 of the Articles of Incorporation of the Company

•	Date established: March 17, 2000.

•	Responsibilities pursuant to the Company’s chapter on AC

•	Auditing of accounting and operation

•	Inspection of the Company’s assets and operation

•	Inspection of reports to the Company’s shareholders

•	Report to BOD about illegal action by the directors

•	Review External Auditor’s Audit Report

•	Call for convening an EGM

—	Organization of AC

•	Required members: Minimum of three members (currently 3 members)

•	Eligibility: outside directors only

•	Election of AC member: by a resolution of BOD

•	Election of AC Chairman: by a majority vote of AC

•	Access to the management information

—	Any member of the AC is entitled to attend BOD meetings and request for additional information

—	The audit team reviews all the important proposals concerning the Company’s business plans, contracts or agreements and investments through electronically. If necessary, the audit team inspects legality and appropriateness.

•	Audit committee members

Name	Experience	Remarks
Park Sung-kyou	Member of Telecommunications Association	Outside Director/Chairman of Audit Committee
Kim Sun-woo	Standing director, Okedongmu Children in Korea	Outside Director/Member of Audit Committee
Park Byung-moo	Managing Director, Newbridge Capital, LP.	Outside Director/Member of Audit Committee

•	Convening of Audit Committee

Date			Approved/
(MM/DD/YY)	Agenda		Rejected	Remarks
3/11/2004	•	Appointment of the Chairman of Audit Committee	Approved
	•	Reviewing and approval of the periodic audit plan
	•	Approval of the proposed 7th Audited Financial Statements
	•	Reviewing and approval of the evaluation report of internal accounting management system for 2003
4/14/2004	•	To report material incidents in relation to the criminal responsibilities	—
7/09/2004	•	Reviewing and amendment of Audit Committee Regulations	Approved

•	Descriptions on exercising voting rights at the shareholders’ meeting

•	Concentrated voting: N/A

•	Electronic voting: N/A

C)	Executive compensation for directors (including outside directors) and members of Audit Committee

•	Maximum payment to directors, outside directors and members of Audit Committee must be determined by a resolution at a shareholders’ meeting

—	Total amount paid to directors: KRW 342 million (KRW 68,378,773 per director)

—	Total amount paid to members of audit committee: KRW 41 million (KRW 13,533,877 per member)

—	Total approved amount for payment to directors, outside directors and members of Audit Committee for FY 2004: KRW 2,000 million

•	Stock options granted to directors

—	See “Stock Options” on page 13

2.     Status of Affiliated Companies and Other Companies

A)	Investments in the affiliated companies and other companies

•	See “Investment in affiliated & other companies” on page 79

B) Summary financial statements of affiliated companies

•	Hanaro Realty Development & Management Co.

(Unit: KRW million)

Description	2003	2002	2001
Current Assets	3,575	2,625	2,207
Quick assets	3,550	2,608	2,146
Inventories	25	17	61

Non-current Assets	4,348	4,401	4,394
Investment assets	171	95	70
Property and equipment	4,177	4,306	4,324
Intangible assets	—	—	—

TOTAL ASSETS	7,923	7,026	6,601

Current Liabilities	2,598	1,709	1,306
Non-current Liabilities	2,342	2,401	2,570

TOTAL LIABILITIES	4,940	4,110	3,876

Capital Stock	2,500	2,500	2,500
Capital Surplus	—	—	—
Capital reserves	—	—	—
Assets revaluation reserves	—	—	—
Retained Earnings	483	416	227
Capital Adjustments	—	—	—

TOTAL SHAREHOLDERS’ EQUITY	2,983	2,916	2,727

Revenue	22,051	15,809	15,027

Operating Income	51	212	125

Ordinary Income	90	263	176

Net Income	67	189	124

•	Hanaro T&I, Inc.

(Unit: KRW million)

Description	2003	2002	2001
Current Assets	3,502	4,501	2,108
Quick assets	3,502	4,501	2,108
Inventories	—	—	—

Non-current Assets	434	429	305
Investment assets	4	2	1
Property and equipment	431	420	293
Intangible assets	—	7	11

TOTAL ASSETS	3,936	4,930	2,413

Current Liabilities	2,809	2,439	1,013
Non-current Liabilities	1,798	895	518

TOTAL LIABILITIES	4,608	3,334	1,531

Capital Stock	1,900	1,900	900
Capital Surplus	37	37	—
Capital reserves	—	—	—
Assets revaluation reserves	—	—	—
Retained Earnings	(2,609)	(340)	(17)
Capital Adjustments	—	—	—

TOTAL SHAREHOLDERS’ EQUITY	(672)	1,597	883

Revenue	28,882	26,728	12,551

Operating Income	(2,415)	(479)	3

Ordinary Income	(2,269)	(323)	46

Net Income	(2,269)	(323)	36

•	Hanaro Web (n) TV Co., Ltd.

(Unit: KRW million)

Description	2003	2002	2001
Current Assets	3,428	2,243	2,254
Quick assets	3,428	2,243	2,254
Inventories	—	—	—

Non-current Assets	4,338	4,555	4,080
Investment assets	1,011	951	426
Property and equipment	3,319	3,595	3,642
Intangible assets	7	9	12

TOTAL ASSETS	7,766	6,798	6,334

Current Liabilities	781	777	1,497
Non-current Liabilities	399	367	609

TOTAL LIABILITIES	1,180	1,144	2,106

Capital Stock	6,050	6,050	5,500
Capital Surplus	—	—	—
Capital reserves	—	—	—
Assets revaluation reserves	—	—	—
Retained Earnings	536	(395)	(1,274)
Capital Adjustments	—	—	—

TOTAL SHAREHOLDERS’ EQUITY	6,586	5,655	4,226

Revenue	9,686	10,200	8,039

Operating Income	1,130	1,048	226

Ordinary Income	1,199	1,153	339

Net Income	931	878	423

•	Hanaro Telecom America, Inc.

(Unit: USD)

Description	2003	2002	2001
Current Assets	747,719	1,657,389	536,906
Quick assets	747,719	1,657,389	536,609
Inventories	—	—	—

Non-current Assets	7,832	8,499	9,166
Investment assets	—	—	—
Property and equipment	—	—	—
Intangible assets	7,832	8,499	9,166

TOTAL ASSETS	755,551	1,665,888	546,072

Current Liabilities	503,707	1,315,325	452,276
Non-current Liabilities	—	—	—

TOTAL LIABILITIES	503,707	1,315,325	452,276

Capital Stock	20,000	20,000	20,000
Capital Surplus	—	—	—
Capital reserves	—	—	—
Assets revaluation reserves	—	—	—
Retained Earnings	295,070	330,563	73,796
Capital Adjustments	(63,226)	—	—

TOTAL SHAREHOLDERS’ EQUITY	251,844	350,563	93,796

Revenue	5,862,315	9,168,615	3,639,754

Operating Income	(53,446)	329,239	109,927

Ordinary Income	(52,503)	329,239	109,927

Net Income	(63,226)	248,951	69,927

•	M-Commerce Co., Ltd.

(Unit: KRW million)

Description	2003	2002	2001
Current Assets	130	639	842
Quick assets	126	476	514
Inventories	4	163	328

Non-current Assets	552	983	5,487
Investment assets	33	15	873
Property and equipment	507	947	1,673
Intangible assets	12	21	2,941

TOTAL ASSETS	682	1,622	6,329

Current Liabilities	8,586	7,361	7,411
Non-current Liabilities	495	401	568

TOTAL LIABILITIES	9,080	7,762	7,978

Capital Stock	50	7,906	7,906
Capital Surplus	—	—	—
Capital reserves	—	—	—
Assets revaluation reserves	—	—	—
Retained Earnings	(8,338)	(13,935)	(9,445)
Capital Adjustments	(110)	(110)	(110)

TOTAL SHAREHOLDERS’ EQUITY	(8,398)	(6,140)	(1,650)

Revenue	1,078	1,880	1,522

Operating Income	(640)	(1,577)	(4,525)

Ordinary Income	(2,258)	(4,490)	(5,495)

Net Income	(2,258)	(4,490)	(5,495)

•	Hanaro 800 Co., Ltd.

(Unit: KRW million)

Description	2003	2002	2001
Current Assets	—	1	34
Quick assets	—	1	34
Inventories	—	—	—

Non-current Assets	142	142	142
Investment assets	10	10	10
Property and equipment	96	96	96
Intangible assets	36	36	36

TOTAL ASSETS	142	143	176

Current Liabilities	24	20	11
Non-current Liabilities	33	33	33

TOTAL LIABILITIES	57	53	44

Capital Stock	340	340	340
Capital Surplus	350	350	350
Capital reserves	—	—	—
Assets revaluation reserves	—	—	—
Retained Earnings	(604)	(600)	(558)
Capital Adjustments	—	—	—

TOTAL SHAREHOLDERS’ EQUITY	86	90	132

Revenue	—	2	32

Operating Income	(4)	(42)	(175)

Ordinary Income	(4)	(42)	(157)

Net Income	(4)	(42)	(413)

•	NAWANET Co., Ltd.

(Unit: KRW million)

Description	2003	2002	2001
Current Assets	275	421	632
Quick assets	275	421	632
Inventories	—	—	—

Non-current Assets	262	292	418
Investment assets	146	15	15
Property and equipment	5	56	73
Intangible assets	111	221	330

TOTAL ASSETS	537	713	1,051

Current Liabilities	—	2	16
Non-current Liabilities	—	—	—

TOTAL LIABILITIES	—	2	16

Capital Stock	48	47	47
Capital Surplus	2,023	2,023	2,023
Capital reserves	—	—	—
Assets revaluation reserves	—	—	—
Retained Earnings	(1,534)	(1,359)	(1,036)
Capital Adjustments	—	—	—

TOTAL SHAREHOLDERS’ EQUITY	537	711	1,035

Revenue	—	—	25

Operating Income	(127)	(171)	(687)

Ordinary Income	(171)	(323)	(666)

Net Income	(171)	(323)	(666)

2.     Investments in the affiliated companies

•	Investments in affiliated companies

(Unit: share, KRW thousand)

	Number of Shares	Ownership
Description	owned	(%)	Acquisition Cost	Remarks
Hanaro Realty Development & Management Co., Ltd.	499,998	99.9	3,242,425	Unlisted
Hanaro T&I Inc.	379,996	99.9	—	Unlisted
Hanaro Web(n)TV Co., Ltd.	550,000	90.9	8,117,058	Unlisted
Hanaro Telecom America, Inc.	2,000	100.0	22,534	Unlisted
M-commerce Co., Ltd.	3,029	30.3	—	Unlisted
NAWANET Co., Ltd.	9,500	20.0	—	Unlisted
Hanaro 800 Co., Ltd.	200,000	29.4	—	Unlisted

Total	1,644,523	—	11,382,017

•	Investments in others

(Unit: KRW thousand)

	Number of Shares	Ownership
Description	owned	(%)	Acquisition Cost
LG Telecom, Ltd.	1,035,652	0.37	3,308,908
Net-Secure Technology, Inc.	52,800	0.76	47,256
*Summit Technology, Inc.	1,333	0.23	—
C.C.S., Inc.	340,000	7.22	1,513,000
Korea Information Assurance, Inc.	20,000	0.47	100,000
Cosmo I&C, Inc.	38,000	10.0	—
Chungnam Cable TV system, Inc.	48,000	3.0	207,441
Doall Infotech Co., Ltd.	20,160	9.78	—
Neo Media, Inc.	176,000	8.8	—
CCR Inc.	89,000	2.08	483,828
Paper Us, Inc.	18,500	9.48	199,800
Silicon Valley News Inc.	500,000	4.42	—
Entertech, Inc.	23,656	11.8	41,120
**Metrics Corporation, Inc.	150,000	3.0	34,330
InterVEG, Inc.	200,000	4.61	—
Digital Rank, Inc.	60,000	9.26	20,469
TYZEM, Inc.	78,258	3.26	499,990
Dauinternet, Inc.	8,878	0.71	28,415
MaxQL, Inc.	7,200	1.87	—
RTVPlus, Inc.	13,400	5.0	—
KINX, Inc.	10,000	6.67	50,000
CEO Bank, Inc.	1,200	1.13	30,000
KDMC, Inc.	500,000	4.32	500,000
Syspol Indonesia	—	—	—

	Number of Shares	Ownership
Description	owned	(%)	Acquisition Cost
Korea IT Venture Investment	51,000	0.79	255,000
Onse Telecom Corp.	13,294	0.28	199,410
***Dreamline Co., Ltd.	1,520,373	14.2	16,934,722
Engineering Benevolent Association	100	0.02	14,143
KDBC Hanaro Interventure Fund	31	31.0	2,597,545
Hanafos (ABS)	40	2.0	—
Hanadream (ABL)	100	5.0	—

Total	4,976,975	—	26,783,424

*	IMRI, Inc. changed its name to Summit Technology, Inc.

**	Internet Matrix Corp. changed its name to Matrix Corporation, Inc.

***	As of August 13, 2004, the Company’s stakes in Dreamline Co., Ltd. reduced to 14.2%, which was stated in the table accordingly.

****	KRW 2,160 thousand corporate bonds issued by G.P.S. Korea Inc., and KRW 1,120,000 thousand ABS issued by New KB STAR Guarantee ABS Specialty Co., Ltd., are included in Long-Term Investment Securities on the balance sheet.

VI. Information Regarding Shares and Shareholders

1.     Ownership Structure

A)	Detailed Information regarding the Largest Shareholders

(As of August 13, 2004)

Description	Type of Stock	Number of Shares	Ownership
AIF II NT, Ltd.	Common share	38,456,250	8.32%
AOF NT, Ltd.	Common share	24,721,875	5.35%
Hong Soon-ho	Common share	500	0.00

Total	Common shares	63,178,625	13.67%

B)	Major shareholders (with 5% or more shareholding)

(As of August 13, 2004)

		Number of Common
Description	Type of Stock	Shares	Ownership
Newbridge Asia HT, L.P.	Common share	49,535,799	10.72%
AIF II NT, Ltd.	Common share	38,456,250	8.32%
AOF NT, Ltd.	Common share	24,721,875	5.35%

Total	Common share	112,713,924	24.39%

*	As of August 13, 2004, the shareholding by Samsung Electronics Co. Ltd. stands at 8,367,697 common shares (1.81% of the total shares issues), which was filed by Samsung Electronics as a public disclosure. Accordingly, Samsung Electronics was removed from the list of major shareholders whose stakes in the Company equal to or exceed 5% of the total shares issued. This was filed by Samsung Electronics as a public disclosure on May 28, 2004.

C)	Ownership by institutions

(As of December 31, 2003)

	# of Shareholders	Percentage	# of Shares	Percentage
Government	—	0.00%	—	0.00%
State-Owned	1	0.00%	70,000	0.02%
Securities Houses	5	0.01%	12,110,971	2.62%
Insurance Companies	4	0.00%	7,867,689	1.70%
Investment Trusts	—	0.00%	—	0.00%
*Commercial Banks	18	0.01%	4,746,348	1.03%
Merchant Bank	—	0.00%	—	0.00%
Mutual Savings & Finance Companies	2	0.00%	25,950	0.01%
**Other Institutions	481	0.38%	84,370,658	18.25%
Individuals	125,810	99.43%	115,647,482	25.02%
Foreigners	216	0.17%	237,296,082	51.35%

Total	126,537	100.00%	462,135,180	100.00%

*	These figures are based on the number marked on register compiled by KSD as of the end of 2003.

**	Commercial Banks include financial institutions and credit unions.

***	Other Institutions include shareholders with shares deposited at KSD.

****	As of August 13, 2004, the shareholding by foreign investors stands at 49.00%.

D)	Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of December 31, 2003)

	# of shareholders	Ownership	# of shares	Ownership
Minor Shareholder (Total)	126,519	99.99%	199,126,339	43.09%
Major Shareholder	3	0.00%	63,178,625	13.67%
Others	15	0.01%	199,830,216	43.24%

Total	126,537	100.00%	462,135,180	100.00%

*	Major Shareholder includes major shareholders and its affiliates.

**	Others include shareholders whose shares are deposited at KSD.

2.     Information on shares and share certificates

A)	Preemptive right

•	Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

•	If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed of in accordance with the resolution of the Board of Directors of the Company.

•	Notwithstanding the provisions of the foregoing paragraph (a), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

•	If new shares are subscribed by the public pursuant to the Securities and Exchange Act;

•	If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

•	If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;

•	If new shares are issued in the form of depositary receipts (DR) in accordance with the Securities and Exchange Act;

•	If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act

•	If new shares are issued to a foreign telecommunication company or foreign financial/investment institution that has completed the foreign investment procedures for the purpose of strategic alliance in relation to the business.

•	If new shares are issued to domestic strategic or financial investors or the employees or officers of the Company up to an amount not exceeding 10% of the then current total issued and outstanding shares of the Company for the purpose of realizing the Company’s business objectives, including, but not limited to, improving its financial structure and entering into new business areas.

•	In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

B)	Fiscal year

•	The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

C)	Annual General Shareholders’ Meeting (AGM)

•	AGM shall be held within three (3) months after the closing of each fiscal year.

D)	Closure of shareholders register and setting of record date

•	The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property for one (1) month, commencing from the day following the last day closing of each accounting period.

•	The Company shall entitle every shareholder on its shareholders’ list as of the last day of each fiscal year to vote at an AGM held for such fiscal year.

•	The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an EGM or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

•	The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

E)	Class of shares and denomination of share certificates

•	The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in eight (8) denominations: One (1), Five (5), Ten (10), Fifty (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

F)	Shares register and transfer agent

•	For domestic : Korea Securities Depositary (Tel: 3774-3000)

•	For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

G)	Public notice

•	Public notice of the Company shall be posted on “Seoul Shinmun (or Seoul Daily),” a daily newspaper published in Seoul, Korea.

3.     Stock price over the last six months.

A)	Domestic

(Unit: KRW, thousand shares)

Description	June	May	April	March	February	January
KOSDAQ High	2,765	2,905	3,350	3,440	3,650	3,610
Low	2,475	2,345	2,665	3,205	3,265	3,210
Trading Volume	40,374	72,805	46,882	31,309	36,899	49,182

B) Overseas

(Unit: US$, ADR)

Description	June	May	April	March	February	January
NASDAQ High	2.54	2.50	2.87	3.03	3.41	4.38
Low	2.08	2.06	2.28	2.65	2.85	3.07
Trading Volume	537,433	637,349	772,692	739,407	1,550,105	3,065,716

VII. Information on Directors, Officers & Employees

1.     Directors and executive officers

A)	Directors and Officers

Name	Position	No. shares owned
Yoon Chang-bun	Representative Director and CEO
Wilfried Kaffenberger	Non-standing Director
David Yeung	Non-standing Director
Nam Young-woo	Non-standing Director
Hong Soon-ho	Non-standing Director	500
Paul Chen	Outside Director
Cho Min-lae	Outside Director
Varun Bery	Outside Director
Park Byung-moo	Outside Director & member of Audit Committee
Park Sung-kyou	Outside Director & member of Audit Committee
Kim Sun-woo	Outside Director & member of Audit Committee
Samuel Soon Yub Kwon	Senior Executive Vice President, Chief Corporate Officer	15,000
Lee Jong-myung	Senior Executive Vice President, Chief Technology Officer
Oh Jung-taik	Senior Executive Vice President, Chief Sales Officer
Oh Gyu-seok	Executive Vice President, Chief Strategy Officer
Yun Kyoung-lim	Executive Vice President, Chief Marketing Officer
Janice Lee	Executive Vice President, Chief Financial Officer
Cho Young-ho	Executive Vice President
Byun Dong-sik	Senior Vice President
Cho Young-wan	Senior Vice President	1,951
Oh Gab-seok	Senior Vice President
Matt Lee	Senior Vice President
Suh Jung-sik	Senior Vice President
Song Heong-jun	Senior Vice President	1,190

Name	Position	No. shares owned
Park Geon-jun	Senior Vice President	9,798
Park Sueng-gil	Senior Vice President
Doo Won-soo	Vice President	1,405
Kim Saeng-ki	Vice President
Oh Sang-hwan	Vice President
Lee Seung-seog	Vice President	2,110
Lee Won-hee	Vice President	1,936
Jun Byung-hoon	Vice President	3,000
Kim Dong-heon	Vice President
Han In-keun	Vice President
Yoon Ki-in	Vice President	4,602
Lee Sang-soo	Vice President	2,632
Choi Jong-chul	Vice President	2,549
Min Kyung-yu	Vice President	1,864
Lee Jong-sum	Vice President
Lee Suck-ho	Vice President	5,400
Yi Jang-su	Vice President
Kim Ju-bong	Vice President	24,000
Ko Seog-man	Vice President	4,500
Myung Jae-wook	Vice President
Kil Hyung-do	Vice President
Choi Kyu-sik	Vice President
Chang Young-bo	Vice President
Choi Myung-hun	Vice President
Park Chan-woong	Vice President	5,300
Kwon Se-jong	Vice President	12,530
* Total amount of salaries for 1H 2004 :	KRW 2,736,623,282
Average salary	KRW 68,415,582

*	Refers to the total amount of salaries and the average salary for the Company’s directors, including the Representative Director, Senior Executive Vice Presidents, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents.

B)	Officers holding post in subsidiary (as of August 13, 2004)

Subsidiary
Name	Title	Name	Title	Remarks
Cho Young-wan	Senior Vice President	Hanaro T&I, Inc.	Internal Auditor	Non-standing
Song Heong-jun	Senior Vice President	Hanaro Realty Development & Management, Co.	Director	Non-standing

Subsidiary
Name	Title	Name	Title	Remarks
Han In-keun	Vice President	Hanaro T&I, Inc	Director	Non-standing
		Hanaro Web (n) TV, Co., Ltd.	Director	Non-standing
Myung Jae-wook	Senior Vice President	Hanaro Web (n) TV, Co., Ltd.	Senior Executive Vice President	Standing
Park Sueng-gil	Senior Vice President	Hanaro Web (n) TV, Co., Ltd.	Director	Non-standing

*	Titles of the officers are as of the submission date of the interim report for the first half of 2004.

2.     Employees (As of June 30, 2004)

(Unit: Person, KRW thousand)

				Total amount of
				salaries for
Description	Employee	Others	Total	1H 2004	Average Salary
Male	1,295	48	1,343	37,122,384	27,641
Female	89	66	155	2,672,004	17,239

Total	1,384	114	1,498	39,794,388	26,565

3.     Trade Union

Description	Details	Remark
Eligibility	Senior manager and below
	(some departments were excluded)
Registered members	1,100	As of July 31, 2004
Standing members
- Full Time	5
- Part Time	2
Affiliation	Federation of Korean Trade Unions
Date of establishment	February 14, 2003

VIII. Transactions with Related Parties

1.     Transactions with major shareholders

A)	Investment Details

(Unit: KRW million)

			Transaction Details
	Relationship with		As of the end of
Name	the Company	Par Value	2003	Increase	Decrease	As of Jun. 30, 2004	Remark
Hanaro Realty Development & Management Co., Ltd.	Subsidiary	5,000	2,955	287	—	3,242	2,500
Hanaro T&I Inc.	Subsidiary	5,000	1,900	—	1,900	—	1,900
Hanaro Web (n) TV Co., Ltd.	Subsidiary	10,000	8,917	—	800	8,117	17,309

Total		—	13,772	287	2,700	11,359	—

*	As of March 22, 2004, Dreamline, Inc. and M-Commerce, Inc. have been excluded from the Company’s group of affiliated companies as of March 22, 2004 and April 27, 2004, respectively. Thus, these companies have been removed from the table accordingly.

**	Details of these transactions are based on figures stated on the Company’s balance sheets, and the Acquisition costs are stated in the remark column.

B)	Transfer of Business

•	Dreamline, Inc.

The basic contract that was signed on September 26, 2003 for the acquisition of Dreamline’s broadband Internet business in Suwon, Osan, Byung-jom and Gunpo, was terminated on February 5, 2003. The Company locally filed a corporate disclosure on February 6, 2004.

2.     Transactions with shareholders, employees and others

A)	Investment

(Unit: KRW million)

	Beg. Balance
Company Name	(As of the end of 2003)	1H 2004
LG Telecom, Inc.	5,396	5,396

B)	Real estate rent

(Unit : KRW thousand)

				Rental details
			Change in rental
Shareholders	Type	Location	space (square yard)	Term of contract	Deposit	Rent
Dacom Corporation	Building	Namdong-Gu, Inchon	—	May 27, ’04 — May 26, ’05	1,966,800	—
	Building	Dong-Gu Busan	—	Jul 1, ’04 — Jun 30, ’05	1,000,076	—
	Building	Youngdeungpo-Gu, Seoul	—	Aug. 7, ’99 — Dec. 31, ’04	210,080	—
	Building	Kwachoen Gyeonggi	—	Jul. 10, ’04 — Jul. 9, ’05	188,000	—
	Building	Pyungtak, Gyeonggi	—	Aug. 17, ’03 — Aug. 16, ’04	112,800	—
	Building	Icheon, Gyeonggi	—	Aug. 17, ’03 — Aug. 16, ’04	100,000	—
	Building	Jungeup, Jeonbook	—	Aug. 17, ’03 — Aug. 16, ’05	78,000	—
	Building	Namwon, Jeonbook	—	Sep. 17, ’03 — Sep. 16, ’05	28,410	—
	Building	Milyang, Gyungnam	—	Sep. 14, ’03 — Sep. 13, ’04	20,000	90
	Building (Steel Tower)	Dong-Gu, Busan	—	Jul. 1, ’04 — Jun. 30, ’05	—	128
	Building	Guri, Gyeonggi	—	Sep. 20, ’03 — Sep. 19, ’04	186,830	—
LG Telecom, Inc.	Building	Suwon Gyeonggi	—	Dec. 21, ’03 ~ Dec. 20, ’04	3,000	900
	Building	Nam-Gu, Gwangjoo	—	Jan. 1, ’04 ~ Dec. 31, ’04	—	1,000
	Building	Yeonje-Gu, Busan	—	May. 27, ’03 ~ May. 26, ’04	4,267	500
	Building	Dalseo Daegu	—	May. 28, ’04 ~ May. 27, ’06	3,000	—
SK Telecom Co., Ltd.	*Building	Bundang-Gu, Sungnam	—	May. 03, ’99 — Jun. 30, ’03	2,061,900	—
	Building	Jung-Gu Daejeon	—	Mar. 5, ’04 ~ Mar. 4, ’05	520,000	—
	Building	Dong-Gu Gwangju	—	Aug. 27, ’03 ~ Aug. 26, ’04	50,000	493
	Building	Dalseo-Gu, Daegu	—	Apr. 11, ’04 ~ Apr. 10, ’05	—	811

				Rental details
			Change in rental
Shareholders	Type	Location	space (square yard)	Term of contract	Deposit	Rent
Daewoo Securities Co., Ltd.	Building	Wonju Gangwon	—	Jun 18, ’04 ~ Jun 17, ’05	887,125	—
Samsung Electronics Co., Ltd.	Building	Jeonju, Jeonra-do	—	Jul. 7, ’03 ~ Jul. 6, ’06	411,000

	Total		—		7,831,288	3,922

*	Currently under negotiation over the extension of the existing lease agreement.

IX. Detailed Information on Financial Statements

1.     Details of Deposits and Others

(Unit: KRW thousand, USD)

	Name of Financial		Interest income
Title of Account	Institution	Outstanding Balance	incurred	Collateral
Cash and Cash equivalent	Korea Exchange Bank	31,769,493 (20,000)	—	—
	Kookmin Bank	15,157,500	—	—
	Korea First Bank	32,343,058	—	—
	Hanyang Securities	15,000,000	—	—
	Others	18,272,650	—	—

	Subtotal	112,542,701	—	—

Restricted cash and deposits	Kookmin Bank	2,500	—	—
	Korea Exchange Bank	2,500	—	—
	KoRam Bank	2,500	—	—

	Subtotal	7,500	—	—

Other deposits	Kookmin Bank	19,900,000	—	Yes
	BNP Paribas	10,000,000	—	—
	Industrial Bank of Korea	10,600,000	—	Yes
	Korea Exchange Bank	87,050,000	—	Yes
	KoRam Bank	33,840,000	—	Yes
	ABN AMRO	10,000,000	—	—
	Others	21,331,170	—	Yes

	Subtotal	192,721,170	—	—

	Grand Total	305,271,371	—	—

*	Interest income from the above deposits amounts to KRW 7,197,311 thousand.

**	Restricted cash and deposits are included in the long-term financial instruments on the Company’s balance sheet.

2.     Details of Marketable Securities

(Unit: KRW)

				Valuation Gains /
	Face Value	Acquisition Cost	Book Value	Losses
Best-Rule Securitization 1-2	450,000,000	450,000,000	301,654,413	(148,345,587)

Total		450,000,000	301,654,413	(148,345,587)

     3.     Details of Trade Receivables

(Unit: KRW thousand)

Title of Account	Debtor	Beginning Balance	Increase	Decrease	Ending Balance
Trade Receivables	Subscribers	244,759,098	1,537,715,564	1,466,980,520	315,494,142
Allowance for bad debts	Onse Telecom Corp.	1,717,640			1,717,640

Total		246,476,738	1,537,715,564	1,466,980,520	317,211,782

4.     Details of Short-term Borrowings

     Not Applicable

•	Details of CP

     Not Applicable

5.     Details of Trade Payables

(Unit: KRW thousand, USD thousand)

Title of Account	Creditor	Beginning Balance	Increase	Decrease	Ending Balance
Short-term trade payables*	TBWA Korea	—	6,212,583	35,596	6,176,987
	Datacraft Korea	7,865,093	6,027,963	9,077,845	4,815,211
	—	1,639,767	13,104,096	13,325,701	1,418,162
	Others	138,500,136	1,038,390,983	1,078,884,525	98,006,594

	Sub total	148,004,996	1,063,735,625	1,101,323,667	110,416,954

Long-term trade payables**	Cisco Korea	69,660,416	13,400,396	29,550,106	53,510,707
	LG Card	23,362,099	—	4,769,868	18,592,231
	Yunhap Capital	6,483,868	—	3,287,789	3,196,079
	Korea Development Leasing Co.	3,624,876	—	1,221,741	2,403,135
	HP Korea (USD)	3,433,805	—	3,433,805	—
		$(2,879)		$(2,879)
	HP Korea	3,220,383	—	3,220,383	—
	HP Financial Service	1,889,184	1,995,482	326,708	3,557,958
	Samsung Card, Shinhan Capital	325,226	—	256,898	68,327
	Star Lease	—	8,933,616	—	8,993,616
	Sub total	111,999,857	24,329,494	46,067,298	90,262,053
		$(2,879)		$(2,879)

		260,004,853		1,147,390,966
Total		$(2,879)	1,088,065,119	$(2,879)	200,679,007

*	Trade payables include trade payables and other payables. Long-term payables include long-term lease payables on the financial statements.

**	Long-term obligations under capital leases on the balance sheet do not include current maturities of capital leases amounting to KRW 55,036,764 thousand.

***	The beginning balance of trade payables to the largest shareholders, etc. has been adjusted from the ending balance for 2003, reflecting the change in the Company’s subsidiaries during the first half of 2004.

6.     Details of Long-Term Borrowings

(Unit: KRW million, USD thousand)

							Repayment Schedule
		Interest Rate (%)	Beginning			Ending
Lender	Kind of Loan	(p.a.)	Balance	Increase	Decrease	Balance	2004	2005	2006	2007	2008
Korea Exchange Bank	Information	4.83	21,340	—	21,340	—	—	—	—	—
	Promotion Fund		(6,620)
KDB Capital	Information	7.25	20,953	—	5,987	14,966	11,973	2,993	—	—	—
	Promotion Fund		(11,973)			(11,973)
Koomin Bank	Information	4.37	105,371	—	71,289	34,082	12,393	12,393	9,296	—	—
	Promotion Fund		(34,092)			(12,393)
Industrial Bank of Korea	Information	4.37	16,150	—	2,692	13,458	5,383	5,383	2,692	—	—
	Promotion Fund		(5,383)			(5,383)
KDB	Information Promotion Fund	4.87	—	19,020	—	19,020	—	1,585	6,340	6,340	4,755
KoRam Bank	Loan	6.99	40,000	—	—	40,000	—	40,000	—	—	—
Kwangju Bank	Loan	7.60	15,000	—	—	15,000	15,000	—	—	—	—
			(15,000)
Syndication Group	Syndicated Loan	7.15~8.63	24,952	54,895	—	79,847	—	5,988	21,958	33,935	17,965
Syndication Group	Syndicated Loan	4.49	75,212	157,979	—	233,191	—	17,489	64,128	99,106	52,468
	(USD)		$(63,065)		—	$(201,810)		$(15,136)	$(55,498)	$(85,769)	$(45,407)
Hana Dream	Loan	9.23	25,902	—	25,902	—	—	—	—	—	—
			(25,902)

Total			344,880	231,894	127,210	449,564	44,749	85,831	104,414	139,381	75,188
			(98,970)			(44,749)
			$(63,065)			$(201,810)		$(15,136)	$(55,498)	$(85,769)	$(45,407)

*	KRW 21,340 million of Information Promotion Fund that was leased by Korea Exchange Bank, has been repaid in advance during the first half of 2004.

**	The interest rates are prior to the swaps contracts. The rates after the contracts are 7.60%~7.72%.

7.     Details of Bonds Issued

(Unit: KRW million)

	Issue Date	Issue	Outstanding	Interest Rates	Term to Maturity
Type	(MM/DD/YY)	Amount	Balance	(%, p.a.)*	(Year)
15th Private Placement	9/25/01	15,000	15,000	7.84	3
17-1 Public Offering	2/18/02	60,000	—	6.00	2
17-2 Public Offering	2/18/02	40,000	40,000	6.00	2.5
19-1 Public Offering	3/25/02	80,000	80,000	6.00	2.5

	Issue Date	Issue	Outstanding	Interest Rates	Term to Maturity
Type	(MM/DD/YY)	Amount	Balance	(%, p.a.)*	(Year)
19-2 Public Offering	3/25/02	20,000	20,000	6.00	3
20th Public Offering	5/2/02	100,000	100,000	7.43	3
21st Public Offering	11/15/02	170,000	170,000	6.00	3
23rd Public Offering	2/24/03	190,000	190,000	6.00	3
24th Private Placement	5/26/03	16,000	16,000	8.59	2

Total	—	691,000	631,000	—	—

*	Interest rates refer to coupon rates.

X.     Other Required Articles

     1.     Public Disclosure from January 1, 2004 to June 30, 2004

A)	Public disclosure pursuant to Articles 6-2

Date	Agenda	Public Disclosure
Jan. 6, 2004	Notice of material information	-	Payment of fine for violating the obligation to file securities registration report for the 13th bonds with warrants (detachable) upon issuance.
		-	Supervisory body: Securities and derivatives committee
		-	Fine: KRW500 million.
Feb. 2, 2004	Notice of material information	-	Progress on the transfer of business with major shareholders
		-	Hanaro sent a final notice to Dreamline on Feb. 2, 2004 requesting to enter into a definitive business transfer contract for the acquisition of Dreamline’s broadband Internet business in Suwon area. If the other party cannot correct the breach within 7 days, the party may terminate the contract immediately.
Feb. 6, 2004	Notice of material information	-	Notice of termination of transfer of business with major shareholders.
		-	On Feb. 5, 2004, Hanaro received a notice from Dreamline that Dreamline cannot enter into a definitive business transfer contract within 7 days.
		-	Contract was terminated, pursuant to Article 10, Clause 1 of the basic broadband Internet business transfer contract between the two parties.
		-	On Feb. 9, 2004, Hanaro sent a written notice to Dreamline that Dreamline should return the total amount of the initial down payment (including value-added tax) and the interest on the down payment (6% p.a.).
Feb. 10, 2004	Open Interest Balance	-	Derivatives traded: KRW/USD cross currency/interest rate swaps
	of Derivatives	-	Fixed — KRW 75,047,915,250
		-	Floating — KRW 161,803,305,279.
Feb. 13, 2004	BOD resolution on AGM	-	the 7th AGM
		-	Proposed time & date: 10:00AM, Mar. 26, 2004.
Feb. 13, 2004	Change in business objectives	-	Addition
• Provide broadband internet access services
• Provide local telephony, long distance telephony and international telephony services
		-	Deletion
• Provide local telephony service
		-	Change
• Lease communication bureau buildings, and facilities thereof, incidental to telecommunication business — Lease real estates and facilities thereof
Feb. 13, 2004	5% increase in revenue compared	-	Total increase in revenue: KRW 121,376,646,821
	to previous fiscal year	-	9.7% increase
Feb. 13, 2004	15% increase in ordinary losses	-	Total increase in ordinary loss: KRW 42,195,895,715
	compared to previous fiscal year	-	34.3% increase
Feb. 13, 2004	15% increase in net losses	-	Total increase in net losses: KRW 42,195,895,715
	compared to previous fiscal year	-	34.3% increase

Date	Agenda	Public Disclosure
Feb. 26, 2004	Notice of correction: BOD resolution on calling the 7th AGM	-	Reason for correction: change, addition to, and confirmation in the agenda to be presented at AGM (Date of BOD meeting for such change: February 26, 2004)
		-	Details of correction;
• Addition of item on the grant of stock option rights and; Change in the item regarding preemptive rights.
Feb. 26, 2004	Notice of correction: Change of business objectives	-	Reason for correction: correction in the change of business purpose (Date of Board of Directors meeting for such change: February 26, 2004)
		-	Details of correction;
• Penetration of the future telecommunication industries — The future telecommunication industries, new media business and the related business thereto
• Lease communication bureau buildings, and facilities thereof, incidental to telecommunication business — Lease real estates and facilities thereof
Feb. 26, 2004	BOD resolution on the grant of	-	Grantees: Yoon Chang-bun and 43 others
	stock options	-	Number of Stocks Granted: 10,06,690
		-	Method of Grant: New issuance grant, Treasury stock grant, Compensation for the difference on the date of exercising the right.
		-	Exercise Price: The exercise price shall be above the standard price determined in accordance with Article 84 clause 9 of the
		-	Korean Securities and Exchange Act as 11. Others per the resolution of the shareholders (provided that if such price is below the par value (KRW 5,000), then the exercise price shall be the par value (KRW 5,000)).
		-	Exercise Period: March 27, 2006 ~ March 26, 2011.
Feb. 27, 2004	Submission of 2003 audit report	-	Submission of 2003 audit report (by Anjin, Co.)
Mar. 11, 2004	BOD resolution on calling AGM	-	Calling the 7th AGM — agenda and main issues
Mar. 23, 2004	Exclusion of affiliated companies	-	Exclusion of Dreamline Co. and Hanaro Dream, Co. from Hanaro Telecom’s afflliated companies.
Mar. 26, 2004	Resolutions of 2004 AGM	-	Disclosure of approved items at AGM
Mar. 26, 2004	Resignation of outside directors	-	Name: Park Byung-moo, Choi Kyung-jun, Kim Shin-bae
		-	Date of AGM resolution: March 26, 2004
Mar. 26, 2004	Resolution on appointment of	-	Name: Park Byung-moo, Varun Bery, Cho Min-lae
	outside directors	-	Date of AGM resolution: March 26, 2004
Mar. 26, 2004	Resignation of audit committee	-	Name: Choi Kyung-jun
	members	-	Date of AGM resolution: March 26, 2004
Mar. 26, 2004	Nomination of audit committee	-	Nominee: Park Byung-moo
	members	-	Date of AGM resolution: March 26, 2004
Mar. 30, 2004	2003 Annual Report	-	Submission of 2003 Annual Report
Apr. 9, 2004	Open interest balance of derivatives	-	Currency forward contract
		-	Size of contract : KRW 22,814,000,000
Apr. 9, 2004	Other major material matters	-	Corrective Order to dispose of the foreign stake in Hanaro Telecom, Inc.
		-	Foreign stakes in excess of the 49% limit set by Telecommunication Business Law to be disposed.

Date	Agenda	Public Disclosure
		-	Hanaro must submit a report detailing the plan of action within 20 days therefrom. Upon the performance of the Corrective Order, Hanaro must report the results to the Ministry of Information and Communication within seven days therefrom.
Apr. 27, 2004	Other major material matters	-	Notice on the performance of the Corrective Order to dispose of the foreign stake in Hanaro Telecom, Inc. exceeding the 49% foreign ownership limit.
		-	Date of performance: April 21, 2004.
		-	Foreign ownership ratio fell below 49% as certain foreign investors sold theirs shares in Hanaro Telecom, Inc.
		-	The Company sent a written notification to the Ministry of Information and Communication on the performance of the Corrective Order as of April 26, 2004.
Apr. 28, 2004	Disaffilation of affiliated company	-	Disaffiliation of M-Commerce from Hanaro Telecom
Apr. 29, 2004	2003 Annual Report (Consolidated)	-	Submission of 2003 Annual Report on a consolidated basis.
Apr. 30, 2004	Change in accounting assumptions	-	Change in the estimated useful life for calculating depreciation costs of tangible assets.
		-	Change of the estimated useful life:
			-	Buildings — from 50 years to 40 years
			-	Equipments — from 8 years to 6 years.
			-	Conduit Line — from 8 years to 15 years.
			-	Other Tangible Assets — from 5~8 years to 4 years.
		-	Record Date of Change: January 1, 2004.
		-	To better reflect the erosion of economic benefits derived from these tangible assets on a reasonable basis
		-	Date of change: April 28, 2004.
May 15, 2004	Submission of Interim Report	-	Submission of 1H 2004 Interim Report
May 29, 2004	Other major material matters	-	Corrective order to dispose of Hanaro Telecom’s stake in Hanaro Web(n)TV with respect to the breach of the foreign ownership limit issued by Korean Broadcasting Commission.
		-	Major Issues
			-	Issuing authority : Korean Broadcasting Commission (“KBC”)
			-	Hanaro Telecom, Inc., the majority of the shares of which are owned by foreign investors, has 90.9% of the controlling stake in Hanaro Web(n)TV, which exceeds the 49% limit.
			-	Corrective order : Hanaro must reduce its current shareholding of 90.9% below the limit within six months and report the performance of the corrective order to KBC.
			-	Measures : Hanaro is currently reviewing various measures to address the violation of Broadcasting Act within the period set forth by KBC.
Jul. 2, 2004	Open interest balance of derivatives	-	Forward Exchange Transaction (USD)
	(Amended)	-	Open interest balance of derivatives reported — KRW 259,665,220,529
		-	Transaction amount — KRW 20,056,114,327
		-	The Company entered into a foreign currency forward contract with Korea Development Bank and Calyon for the amount of KRW 20,000,000,000.
Jul. 9, 2004	Open interest balance of	-	Currency Forward Transaction (USD)

Date	Agenda	Public Disclosure
	derivatives	-	Open interest balance of derivatives reported :
KRW 279,721,334,856
		-	Amount of change : KRW 272,000,000
		-	The Company has renewed the forward exchange transaction with DBS (initially due on July 8, 2004), which was entered into on April 8, 200 for the amount of USD 20,000,000.
		-	The amount of change refers to the difference between the settlement amount on July 8, 2004 (entered into on April 8, 2004 for the amount of USD 20,000,000) and the amount of the new transaction entered into on July 8, 2004 for the amount of USD 20,000,000, which is due on September 9, 2004.
Aug. 3, 2004	Open interest balance of derivatives	-	Foreign Currency Forward Contract (JPY)
		-	Open interest balance of derivatives reported :
KRW 279,721,334,856.
		-	Amount of change : minus KRW 24,888,424
		-	On August 2, 2004, Hanaro Telecom, Inc. entered into a foreign currency forward contract due on August 17, 2004, whereby the Company buys JPY equivalent to KRW 20,000,000,000 from KoRam Bank (based on KRW/ 100 JPY = 1155.60).
		-	On the same date, the foreign currency forward contract with KDB and CALYON, which was initially entered into on July 2, 2004 for the amount of KRW 20,000,000,000, has been settled.
		-	The amount of change refers to the difference between the settlement amount on August 2, 2004 (entered into on July 2, 2004 for the amount of KRW 20,056,114,327) and the amount of the new transaction entered into on August 2, 2004 for the amount of KRW 20,031,225,903, which is due on August 17, 2004.

B)	Public disclosure pursuant to KOSDAQ regulations

Date	Title	Public Disclosure
Jan. 6, 2004	Notice of material information
Feb. 2, 2004	Notice of material information
Feb. 6, 2004	Notice of material information
Feb. 10, 2004	Open Interest Balance of Derivatives
Feb. 13, 2004	BOD resolution on AGM
Feb. 13, 2004	Change in business objectives
Feb. 13, 2004	5% increase in revenue compared to previous fiscal year
Feb. 13, 2004	15% increase in ordinary losses compared to previous fiscal year
Feb. 13, 2004	15% increase in net losses compared to previous fiscal year
Feb. 26, 2004	Notice of correction: BOD resolution on calling the 7th AGM
Feb. 26, 2004	Notice of correction: Change of business objectives
Feb. 26, 2004	BOD resolution on the grant of stock options

Date	Title	Public Disclosure
Feb. 27, 2004	Submission of 2003 audit report
Mar. 11, 2004	BOD resolution on calling AGM
Mar. 23, 2004	Exclusion of affiliated companies
Mar. 26, 2004	Resolutions of 2004 AGM
Mar. 26, 2004	Resignation of outside directors
Mar. 26, 2004	Resolution on appointment of outside directors
Mar. 26, 2004	Resignation of audit committee
Mar. 26, 2004	Nomination of audit committee
Mar. 30, 2004	Submission of 2003 annual report
Apr. 09, 2004	Open interest balance of derivatives
Apr. 09, 2004	Other major material matters
Apr. 16, 2004	Change in location of head office	- Before:
Seocho-dong 1445-3, Seocho-gu, Seoul, Korea
- After:
43, Taepyeongno 2-ga, Jung-gu, Seoul, Korea
Apr. 27, 2004	Other major material matters
Apr. 28, 2004	Disaffilation of affiliated company
Apr. 29, 2004	2003 Annual Report (Consolidated)
Apr. 30, 2004	Change in accounting assumptions
May. 15, 2004	Submission of Interim Report
May. 29, 2004	Other major material matters
Jul. 2, 2004	Open interest balance of derivatives
Jul. 2, 2004	Open interest balance of derivatives (Amended)
Jul. 9, 2004	Open interest balance of derivatives
Aug. 3, 2004	Open interest balance of derivatives

C)	Fair Disclosure (‘FD’)

Date	Title	Public Disclosure
Jan. 9, 2004	FD	Announcement of 2003 December subscriber numbers
Feb. 10, 2004	FD	Announcement of 2004 January subscriber numbers
Feb. 17, 2004	FD	Announcement of 4Q 2003 results and business plan for 2004
- Results for 2003 4Q
Revenues: KRW 349.2 billion; Operating profit: KRW 21.3 billion; net losses in 4Q: KRW 103.7 billion
- Business plans for 2004
Revenues: KRW 1.5 trillion; Operating profit: KRW 98.9 billion;
Net profit: KRW 500 million.
Mar. 9, 2004	FD	Announcement of 2004 February subscriber numbers
Apr. 12, 2004	FD	Announcement of 2004 March subscriber numbers
Apr. 19, 2004	FD	2nd stage organizational restructuring in 2004

Date	Title	Public Disclosure
Apr. 21, 2004	FD	Possible annulment of the Corrective Order
- As certain foreign investors sold their shares in Hanaro on the market, Hanaro’s foreign shareholding ratio has fallen below the 49% limit. As a result, the Corrective Order is likely to be annulled in accordance with applicable laws and regulations.
May. 04, 2004	FD	2004 1st quarter earnings release
- Revenues — KRW 349.3 billion
- Operating profit — KRW 25.2 billion
- Net losses for 1Q 2004 — KRW 5.4 billion EBITDA — KRW 140 billion (up 5.9% y-y)
May. 10, 2004	FD	Announcement of 2004 April subscriber numbers
May. 12, 2004	FD	1Q 04 Earnings Release
May. 17, 2004	FD	Launch of combined “Hanafos & Skylife” package
May. 27, 2004	FD	Press release on the Company’s alliance with Joong-Ang MSO
Jun. 14, 2004	FD	Announcement of 2004 April subscriber numbers
Jun. 15, 2004	FD	Press release on the Company’s credit rating upgrade
Jun. 23, 2004	FD	Press release on the launch of long-distance/005 international call services
Jul. 1, 2004	FD	New corporate identity launched
Jul. 12, 2004	FD	Announcement of 2004 June subscriber numbers
Aug. 4, 2004	FD	Press release on the one-year anniversary of Dr. Yoon’s appointment as the Company’s CEO
Aug. 11, 2004	FD	- Earnings release for the second quarter of 2004 via a conference call
- Revenue : KRW 363.1 billion;
- Operating income : KRW 40.7 billion ;
- Net profit : KRW 15.2 billion — signaling a turnaround
Aug. 11, 2004	FD	Announcement of 2004 July subscriber numbers

D)	Public Disclosure on Demand

Date	Title	Public Disclosure
Jan. 5, 2004	Acquisition of Dreamline	- There has been no further material development since the last filing.
Feb. 5, 2004	Acquisition of Dreamline	- Hanaro sent a final notice to Dreamline on February 2, 2004 requesting to enter into a definitive business transfer contract for the acquisition of Dreamline’s broadband Internet business in Suwon area. If the other party cannot correct the breach within 7 days, the party may terminate the contract immediately.
- There has been no further material development since the last filing.
Feb. 13, 2004	Acquisition of Dreamline	- Hanaro Telecom sent a notice of termination of transfer of business with Dreamline Co. on Feb. 13, 2004.
- Final disclosure on the acquisition of Dreamline

E)	Material developments after corporate disclosure

Date	Title	After public disclosure
May 27, 2003	Pilot service of the 2.3 GHz Wi-Bro.	Hanaro Telecom is currently testing the necessary equipment with three companies that own the core technology. Selection of a supplier will be subject to next year’s bidding criteria.
Feb. 17, 2004	2004 Business Plan	As of May 2004, no amendment to the Company’s annual guidance.
May 29, 2004	Violation of Broadcasting Business Act in relation to the ownership of shares in excess of the foreign ownership limit.	Hanaro Telecom is currently reviewing various measures to address the violation of Broadcasting Act within the period set forth by KBC.

2.     Summary of Shareholders’ Meeting

Date	Agenda	Resolution
The 7th AGM (March 26, 2004)	Approval of Balance Sheet and Statements of operations for the FY2003	Approved
	Approval of Statements of Disposition of Deficit for the year FY2003	Approved (no dividend)
	Approval of Granting the Stock Option Rights	Not Presented
	Approval of the ceiling amount of remuneration for directors for year 2004	Approved
	Amendment of the regulations for officers’ severance payment	Approved
	Amendment of the Articles of Incorporation	Approved
	Appointment of Outside Director	New outside directors
- Varun Bery
- Cho Min-lae
New outside director/audit committee member
- Park Byung-moo
Extraordinary Shareholders Meeting (October 21, 2003)	The Company will make a timely disclosure on further developments if there is any.	Approved
	Approval of new share issuance	Approved
	Approval of amendment of the Articles of Incorporation	Approved
	Appointment of non-standing directors	New non-standing directors
- Wilfried Kaffenberger
- David Yeung

Date	Agenda	Resolution
	Appointment of outside directors	New outside directors
- Paul Chen
- Park Byung-moo
- Choi Kyung-joon
Re-appointed directors
- Park Sung-kyu
- Kim Sun-woo
Extraordinary Shareholders Meeting (August 5, 2003)	Approval of issuance of shares at a per share price below par value	Not approved
	Approval of new share issuance	Not approved
	Approval of amendment of the Articles of Incorporation	Not approved
	Appointment of standing director	Approved. Yoon Chang-bun
	Appointment of non-standing director	Not reviewed
The 6th AGM (March 28, 2003)	Approval of Balance Sheet and Statements of operations for the FY2002	Approved
	Approval of Statements of Disposition of Deficit for the year FY2002	Approved (no dividend)
	Appointment of directors	Directors newly elected;
Kim Sun-woo (Outside Director)
Seo Sa-hyeon (Outside Director)
Directors re-elected;
Nam Young-woo (Non-standing)
Kim Yong-hwan (Outside Director)
Lee Woong-hae (Outside Director)
Park Sung-kyou (Outside Director)
	Approval of maximum amount of remuneration for directors for year 2003	Approved
	Amendments to the Articles of Incorporation	Not approved

3.     Contingent Liabilities

A)	Promissory notes

Creditor	Number of notes	Amount	Remarks
Financial institutions	4	Blank	Relating to loan

4.     Disciplinary Notice

Date	Reason	Remarks
Jan. 7, 2004	Violation — Ownership of shares in excess of the foreign ownership limit.	Warning
Apr. 7, 2004	Foreign ownership of shares in excess of the 49% foreign ownership limit set by Telecommunications	Corrective Order

Date	Reason	Remarks
Business Act.
May 29, 2004	Violation of the foreign ownership limit set forth by Broadcasting Business Act.	Corrective Order

5.     Major development since 1H 2004

A)	Partial adjustment of CAPEX for the 2004 business plan. Please refer to X.1.E) Material development after corporate disclosure for more details.